SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2009

Commission File Number 1-14846

<u>　　　　AngloGold Ashanti Limited　　　　</u>
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>　　　　South Africa　　　　</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>　　Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u>　</u>　　No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u>　</u>　　No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>　</u>　　No <u>X</u>

Enclosure: Press release　**ANGLOGOLD ASHANTI RESULTS FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2009 PREPARED IN ACCORDANCE WITH IFRS**

Report

for the quarter and year ended 31 December 2008

Group results for the quarter….

- ❖ Gold production at 1.268Moz up on the prior quarter's performance and ahead of previous market guidance.
- ❖ Obuasi in Ghana delivers second consecutive quarter of production improvement, up 7% on the previous quarter as turnaround strategy starts to take effect.
- ❖ Uranium production increases 2% to 353,000 pounds.
- ❖ Total cash costs at $422/oz for the group, 13% better than previous quarter and 8% below market guidance with South African operations total cash costs at $318/oz, down 23%, while Brazil operations were $100/oz lower at $255/oz.
- ❖ Adjusted headline loss was $17m, distorted by annual accounting adjustments which totalled $48m relating to inventory write-downs, current and deferred tax provisions.
- ❖ $1.0bn term facility secured to re-finance convertible bond.
- ❖ Transaction announced to sell interest in Boddington for an aggregate maximum consideration of up to approximately $1.1bn in January 2009.

… and the year

- ❖ Fatalities reduced by 57%, while a 20% improvement has been achieved on all accidents.
- ❖ Gold production 4.982Moz – in line with market guidance.
- ❖ Total cash costs increased by $87/oz to $444/oz, due to lower production and inflationary pressure, offset partially by weaker local currencies for the latter part of the year.
- ❖ Hedge commitments reduced by 5.29Moz or 47% to 5.99Moz - company now better positioned to materially participate in higher spot prices going forward.
- ❖ Hedge buy-backs results in an adjusted headline loss of $897m, against an adjusted headline earnings of $278m in 2007.
- ❖ Mineral Resource after depletion increased 16% or 33.4Moz to 241.0Moz, while Ore Reserves after depletion increased 2% to 74.9Moz – prior to Boddington sale.
- ❖ Final dividend declared at 50 South African cents per share or 5 US cents per share, resulting in a total dividend of 100 South African cents or 11 US cents per share for the year.

		Quarter ended Dec 2008	Quarter ended Sep 2008	Year ended Dec 2008	Year ended Dec 2007 Restated	Quarter ended Dec 2008	Quarter ended Sep 2008	Year ended Dec 2008	Year ended Dec 2007 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**39,429**	39,336	154,958	170,365	**1,268**	1,265	4,982	5,477
Price received [1]	- R/kg / $/oz	**219,329**	160,127	130,522	142,107	**687**	644	485	629
Price received normalised for accelerated settlement of non-hedge derivatives [1]	- R/kg / $/oz	**219,329**	160,127	185,887	142,107	**687**	644	702	629
Total cash costs	- R/kg / $/oz	**134,813**	121,440	117,462	80,490	**422**	486	444	357
Total production costs	- R/kg / $/oz	**172,312**	152,945	150,149	107,415	**540**	612	567	476
Financial review									
Gross profit (loss)	- Rm / $m	**2,187**	851	939	(1,309)	**390**	186	594	(248)
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	**1,241**	184	(2,945)	5,893	**125**	28	(384)	835
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives [2]	- Rm / $m	**1,241**	184	5,072	5,893	**125**	28	626	835
(Loss) profit attributable to equity shareholders	- Rm / $m	**(11,869)**	(247)	(16,105)	(4,269)	**(1,016)**	51	(1,195)	(668)
Headline earnings (loss) [3]	- Rm / $m	**516**	(298)	(4,375)	(4,136)	**234**	44	(30)	(648)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	**(178)**	(956)	(7,197)	1,971	**(17)**	(119)	(897)	278
Capital expenditure	- Rm / $m	**2,994**	2,623	9,905	7,444	**302**	338	1,201	1,059
(Loss) profit per ordinary share	- cents/share								
Basic		**(3,335)**	(71)	(5,077)	(1,517)	**(285)**	15	(377)	(237)
Diluted		**(3,335)**	(71)	(5,077)	(1,517)	**(285)**	15	(377)	(237)
Headline [3]		**145**	(86)	(1,379)	(1,470)	**66**	13	(9)	(230)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	**(50)**	(275)	(2,269)	700	**(5)**	(34)	(283)	99

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 9 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

Global Footprint

AngloGold Ashanti is a global company…



Russia
China
Philippines
USA
Cripple Creek & Victor
Yatela
Sadiola
Mali
Morila
Guinea
Ghana
Siguiri
Iduapriem & Teberebie
Obuasi
Gramalote
Colombia
Colosa
Brazil
Serra Grande
Brasil Mineração
Argentina
Cerro Vanguardia
Mongbwalu
Geita
DRC
Tanzania
Navachab
Namibia
South Africa
SA Operations
Moab Khotsong
Tau Lekoa
Sunrise Dam
Australia
Tropicana
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas

…with an extensive portfolio of new and emerging opportunities.

ANGLOGOLD ASHANTI

ANGLOGOLD ASHANTI

Operations **at a glance**
for the quarter ended 31 December 2008

	Production		Total cash costs		Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	% Variance [2]
Mponeng	144	(12)	222	(23)	60	20
AngloGold Ashanti Mineração	83	-	234	(29)	27	50
Kopanang	91	8	310	(26)	24	200
Cripple Creek & Victor	78	24	322	-	20	67
Moab Khotsong	71	4	317	-	12	500
Morila [3, 4]	47	24	385	(17)	11	120
Siguiri [3]	81	13	478	(9)	10	67
Sunrise Dam	85	(26)	486	(21)	9	190
Great Noligwa	63	(2)	452	(25)	8	367
TauTona	70	(11)	325	(27)	7	(59)
Serra Grande [3]	24	20	260	(20)	7	40
Sadiola [3, 4]	49	20	386	(3)	5	25
Savuka	18	20	255	(58)	4	100
Iduapriem	57	14	577	2	3	400
Yatela [3, 4]	16	(11)	561	(11)	3	100
Cerro Vanguardia [3]	56	30	464	(30)	2	113
Tau Lekoa	36	(5)	478	(16)	2	200
Navachab	20	18	512	(5)	2	100
Obuasi	98	7	712	5	(33)	(50)
Geita	52	(30)	921	32	(58)	(32)
Other	27	8			18	100
Sub-total	1,268	-	422	(13)	143	286
Less equity accounted investments					(18)	100
AngloGold Ashanti					125	347

[1] Refer to note B "Non-GAAP disclosure" for the definition.
[2] Variance December 2008 quarter on September 2008 quarter - increase (decrease).
[3] Attributable.
[4] Equity accounted investments.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER AND YEAR

FOURTH QUARTER

Five employees were fatally injured during the quarter, with four accidents occurring in the South African region and one at Obuasi in Ghana. This brings the total number of fatalities to 14 for 2008, against 34 fatal accidents in 2007. This is equivalent to a fatal injury frequency rate (FIFR) of 0.09 per million hours worked for the year, against 0.21 for 2007, representing a 57% improvement and is the lowest rate that the company has ever recorded.

The LTIFR rate for the year ended 11% lower than that recorded in 2007, while a 20% year-on-year improvement has been achieved on all injuries.

AngloGold Ashanti remains committed to a continuing focus on raising safety standards and achieved this quarter, its commitment of having all its mining operations OHSAS 18001 compliant. In addition, its South African metallurgical plants and the Tropicana exploration project in Australia also achieved certification.

Gold production for the fourth quarter was marginally higher than market guidance at 1.27Moz, reflecting improved performance across all assets, with the exception of Geita. Total cash costs at $422/oz, was 13% lower than the previous quarter, primarily due to once-off ore stock pile movements not repeating during the fourth quarter, weaker local currencies and reduced fuel costs.

The South African operations were 3% lower at 16,185kg, primarily due to lower production from Mponeng which was constrained by face-length flexibility and vamping activities. Despite the lower gold production, total cash costs reduced 1% to R101,675/kg following lower summer power tariffs and delivery of cost saving initiatives. Savuka and Kopanang had solid quarters with gold production up 18% and 8% respectively, while Moab Khotsong continues to build-up production flexibility, up 3% for the quarter. The South African operations continue to provide currency leverage to a weakening Rand, and dollar denominated total cash costs closed 23% lower at $318/oz, with operational free-cashflow increasing significantly from $52m to $118m.

Uranium production increased 2% during the quarter to 353,000 pounds, and 629,000 pounds of uranium was on hand and at the converters at year-end. Total uranium production for the year was 4% higher than the prior year at 1.3m pounds, notwithstanding the power related production stoppages earlier in the year. Following the cancelling of some uranium contracts during the year, the company is poised to achieve greater exposure to spot uranium prices in 2009.

The other African assets also had solid performances. Production from the Ghanaian operations increased by 9% to 155,000oz, with both Obuasi and Iduapriem growing production for the second consecutive quarter.

Siguiri in Guinea saw production 13% higher at 81,000oz following improved plant availability with total cash costs reduced by 9%. The Malian operations increased production by 15% and reduced total cash costs by 12% to $411/oz. Production at Navachab in Namibia was 18% higher at 20,000oz and total cash costs 5% lower at $512/oz. Geita in Tanzania had a difficult quarter, affected by SAG mill breakdowns, which resulted in production reducing 30% to 52,000oz and consequently, total cash costs increasing 32%.

The Americas also delivered solid results, with Cerro Vanguardia in Argentina increasing production by 30% to 56,000oz, consistent with the steps taken in the prior quarter to rectify plant constraints. Total cash costs consequently reduced 30% to $464/oz, and operational free cashflow increased to $7m from a loss in the previous quarter of $10m.

The Brazilian operations saw production 5% higher at 108,000oz, led by Serra Grande with improved gold production, higher throughput and improved grades. Total cash costs for Brazil was significantly lower at $255/oz, assisted by the higher gold production, improved cost management and a weakening local currency. Operational free-cashflow increased 83% to $42m for the quarter.

Production at CC&V in the USA was 24% higher at 78,000oz, while total cash costs were flat at $322/oz, with operational free cashflow increasing 47% to $25m.

The company continued to execute its hedge reduction strategy and further reduced hedge commitments from 6.30Moz to 5.99Moz at 31 December 2008, while the net delta hedge position reduced 0.57Moz for the quarter to 5.22Moz. This brings the total year's reduction of hedge commitments to 5.29Moz or 47% for the year, while the net delta reduced by 5.17Moz or 46%. The company is now better positioned to participate in higher spot prices going forward.

During the quarter the received price of $687/oz was 7% higher than the previous quarter and 13.6% below the average spot price. This compares favourably with the previous quarter where the discount to spot was 26%. The adjusted headline loss was $17m, distorted by annual accounting adjustments (net of tax) aggregating $48m which included write-downs of Geita stockpiles ($19m) and stores in Continental Africa ($21m) and current and deferred tax provision ($8m).

During the quarter, the company recorded exceptional asset impairment charges aggregating $1.25bn (net of tax) in relation to the former Ashanti assets (comprising Obuasi, Geita and Iduapriem) and certain other investments and sundry assets. This adjustment which is of a non-cash nature is based on assumptions relating to market conditions which include the lower gold forward curve, higher discount rates, higher power tariffs in Ghana and reduced reserves at Geita. The asset impairment charges are excluded from both headline and adjusted headline earnings.

On 21 November 2008, AngloGold Ashanti announced the signing of a $1bn term facility agreement with Standard Chartered Bank to refinance its convertible bond. The Term Facility is available to be drawn during February 2009 for the purpose of repaying the $1bn convertible bond due on 27 February 2009. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 but may be extended, if required, at the option of AngloGold Ashanti until 30 November 2010. The covenant terms of the Term Facility are similar to those of AngloGold Ashanti's existing $1.15bn Revolving Credit Facility, save that the amounts drawn under the Term Facility will bear an interest margin of 4.25% for the first six months after the first drawdown and 5.25% thereafter.

On 15 December 2008 the company announced the purchase of São Bento Gold Company Limited ("SBG") and its wholly-owned subsidiary, São Bento Mineração S.A. ("SBMSA") from Eldorado Gold Corporation ("Eldorado") for a consideration of $70m. The purchase price was settled through the issuance of 2,701,660 AngloGold Ashanti shares. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine in Brazil. The acquisition of the São Bento mine provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base.

YEAR

The company's total Mineral Resource before depletion increased by 40.5Moz for the year. After depletion, this represents an increase of 33.4Moz, from 207.6Moz in 2007 to 241.0Moz in 2008. The largest single resource increase came at La Colosa in Colombia, where 12.3Moz were delineated by the exploration team. Significant other additions include 7.9Moz at Mponeng, 3.9Moz at Obuasi following exploration work below 50 level, 1.6Moz at Boddington, 1.8Moz at Savuka, 1.4Moz at Iduapriem, 1.2Moz at CC&V following successful exploration and work completed on the mine life extension project, and 1.2Moz at Sadiola.

In 2008, AngloGold Ashanti recorded an increase in total ore reserves before depletion of 7.7Moz. After depletion, this represents a 2.5% increase year-on-year, from 73.1Moz in 2007 to 74.9Moz in 2008. Significant additions included 2.8Moz at Mponeng, 1.3Moz at Obuasi due to revised mine design and schedule, 1.1Moz at Boddington due to successful drilling and at Siguiri 0.6Moz, where the resources were upgraded from inferred to indicated at the Seguelen NW and Sintroko deposits due to improved mining efficiencies.

Production for 2008 declined 9% to 4.98Moz, but within market guidance. South African production declined 230,000oz, primarily as a result of the power shortages experienced in South Africa and safety stoppages. Post the January 2008 power shortage incident, no further constraints were experienced during the year and the company is now operating at 100% capacity, while utilising 93% of its original power allocation in South Africa.

Production at Sunrise Dam was 167,000oz lower as anticipated following the completion of mining the high grade zone in the MegaPit, and production at Geita was 63,000oz lower following mill breakdowns. Cerro Vanguardia also had a difficult year with production 50,000oz lower, due to lower feed grades and problems associated with the agitators in the leach tanks in the first half of the year. Encouragingly, Ghana posted a 6% increase in production, while the Brazil operations maintained their solid performance.

Total cash costs for 2008 increased by $87/oz to $444/oz, primarily as a result of the 9% lower gold production and cost escalation on wages and consumables, offset partially by weaker local currencies during the latter part of the year. Combined with the hedge buy-backs during the year, the adjusted headline earnings reduced from $278m in 2007 to a loss of $897m for 2008.

A dividend of 50 South African cents (5 US cents) per share was declared for the six months ended 31 December 2008. This represents a similar dividend payout as per the interim year declaration, resulting in a total dividend for the year of 100 South African cents (approximately 11 US cents) per share.

Post quarter end, on the 27 January 2009 the company announced the sale of its 33.33% interest in Boddington Mine to Newmont Mining Corporation for an aggregate consideration of up to approximately $1.1 billion. The transaction includes a cash payment of $750m upon closing; $240m due on 31 December 2009 in either cash or shares and quarterly royalty payments to a maximum of $100m based on a specified cash operating margin being achieved. All capital expenditure incurred from 1 January 2009 is also to be reimbursed. Boddington Mine was under development during the course of 2008 and is scheduled to come into production during the course of 2009. As at the 31 December 2008, Boddington had attributable reserves of 6.7Moz and Mineral Resources of 11.9Moz.

Production for 2009 is expected to be within a range of 4.9Moz to 5.0Moz, and total cash costs are anticipated to be between $435/oz and $450/oz, based on the following exchange rate assumptions: R9.75/$, A$/$0.675, BRL2.25/$ and the Argentinean peso 3.65/$. Capital expenditure for the year is estimated to be approximately $840m, and will be managed in line with profitability and cashflow.

Production for the first quarter of 2009 is estimated to be 1.13Moz at an average total cash costs of between $440/oz and $450/oz, assuming the following exchange rates: R9.75/$, A$/$0.66, BRL2.25/$ and Argentinean peso 3.50/$. Capital expenditure is estimated at $220m.

The table below provides guidance for the year in respect of forecast ounces and total cash costs for 2009.

	Forecast Production Ounces (000)*	Expected Cash Cost $/oz**
Great Noligwa	220	460 - 480
Kopanang	400	275 - 295
Tau Lekoa	150	455 - 475
Moab	300	280 - 300
VR Surface	115	360 - 380
TauTona	295	330 - 350
Savuka	65	440 - 460
Mponeng	530	260 - 280
Navachab	70	430 - 450
Morila	130	550 - 570
Yatela	90	440 - 460
Sadiola	130	495 - 515
Siguiri	300	495 - 515
Obuasi	400	620 - 640
Iduapriem	200	540 - 560
Geita	315	800 - 820
Cripple Creek	280	350 - 370
Serra Grande	80	340 - 360
AngloGold Ashanti Brazil	320	280 - 300
Cerro Vanguardia	160	410 - 430
Sunrise Dam	410	530 - 550
Total	**4.9 – 5.0**	**435 - 450**

* Attributable production

** Assumes the following exchange rates to the US dollar: R9.75/$, A$/$0.675, BRL2.25/$ and the Argentinean peso 3.65/$

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, following the transfer of the upper level high-grade SV4 section to Moab Khotsong during the third quarter, production remained steady at 1,969kg (63,000oz). However, total cash costs were 4% lower at R144,190/kg ($452/oz), primarily due to higher by-product contribution and lower power tariffs.

The adjusted gross profit was R78m ($8m) against a loss of R28m ($3m) in the previous quarter. This was mainly as a result of the higher gold price received.

The Lost-Time Injury Frequency Rate (LTIFR) improved to 12.11 lost-time injuries per million hours worked (12.52 for the previous quarter)

Kopanang had a solid quarter with gold production up 8% to 2,827kg (91,000oz), following increased mining volumes resulting from improved face length and higher grade tonnage delivered to the plant.

Total cash costs were 5% lower at R99,050/kg ($310/oz) on the back of higher gold production. The adjusted gross profit was R240m ($24m), compared with the R57m ($8m) in the previous quarter, due to the higher price received and higher gold production.

The LTIFR was 12.25 (11.86).

The build-up at **Moab Khotsong** continues with gold production up 3% at 2,194kg (71,000oz), following increased tonnage throughput, partially offset by mining mix which adversely affected the grade.

Total cash costs were 28% higher at R101,180/kg ($317/oz), primarily due to lower underground inventory lock-ups, partially offset by the higher gold production. The adjusted gross profit was R114m against a loss of R27m in the prior quarter, primarily due to the higher gold price received and improved production.

The LTIFR improved 28% to 9.18 (12.83). Regrettably, there was one fatal accident during the quarter.

At **Tau Lekoa**, gold production was 6% lower at 1,105kg (36,000oz), following the loss of three production shifts to safety stoppages and maintenance. As a result, total cash costs increased 7% to R152,541/kg ($478/oz), while the adjusted gross profit was R22m ($2m) against a loss of R16m ($2m) in the previous quarter. The favourable movement is attributed to an improved gold price received, partially offset by the lower gold production.

The LTIFR improved 16% to 12.38 (14.82).

Gold production from the **Vaal River Surface Operations** was the highest achieved for the year, with production of 848kg (27,000oz), 10% higher quarter-on-quarter mainly due to increased tonnage throughput to ensure maximum plant capacity. On the back of the higher gold production, total cash costs were 9% lower at R116,749/kg ($366/oz).

Adjusted gross profit was R62m ($5m) higher at R81m ($8m), mainly as a result of a higher gold price received and improved total cash costs.

The LTIFR was 0.56 (1.08).

Gold production at **Mponeng** was 12% lower at 4,492kg (144,000oz) against the prior quarter, but the mine has for the fourth consecutive quarter exceeded its plan. Gold production decreased quarter-on-quarter due to reduced mining volume constrained by face length and lower vamping activities.

Despite the lower gold production, total cash costs improved 2% to R71,022/kg ($222/oz), primarily due to the lower power tariffs and a favourable inventory adjustment due to an increase in lock-up tonnes.

The adjusted gross profit was R212m higher than the previous quarter at R594m ($60m). This was due to higher gold price received, partially offset by lower gold production.

The operation regrettably recorded one fatality for the quarter and the LTIFR was 12.66 (12.21).

Savuka had a solid quarter with gold production 18% higher at 566kg (18,000oz), mainly due to improved drilling and blasting, vamping and improved mining mix. Total cash costs reduced significantly to R81,339/kg ($255/oz), the result of higher gold production, lower operating costs following savings initiatives and lower power tariffs.

The adjusted gross profit was R24m ($2m) higher at R42m ($4m), due to the higher gold price received, improved production and lower total cash costs.

The LTIFR improved to 12.35 (14.27).

Gold production at **TauTona** was 11% lower at 2,184kg (70,000oz) following reduced mining volume due to safety concerns. Despite the lower gold production, total cash costs decreased 6% to R103,961/kg ($325/oz), the result of lower power tariffs and costs saving initiatives.

The adjusted gross profit reduced to R72m ($7m), against R130m ($17m) in the prior quarter.

The LTIFR was 15.44 (12.49). Regrettably, there were two fatal accidents during the quarter.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable) production rose 30% to 56,000oz due to higher yield and increased volume, both the consequence of action taken to resolve plant constraints experienced during 2008. Total cash costs decreased 30% to $464/oz as a result of local currency depreciation, higher gold produced, higher silver by-product contribution, as well as lower costs in respect of equipment maintenance and contractors.

The adjusted gross profit was $2m, against a loss of $15m in the prior quarter, as a result of higher gold sold, improved received price and lower costs.

The LTIFR was 3.49 (1.56).

AUSTRALIA

Gold production at **Sunrise Dam** reduced 26% as anticipated to 85,000oz, following the completion of mining in the MegaPit during the previous quarter. Total cash costs, however, only increased 3% to A$721/oz ($486/oz), with lower handling costs partially offsetting the reduced gold production.

The adjusted gross profit was A$13m ($9m), against a loss of A$12m ($10m) in the prior quarter.

The LTIFR remained 0.00 (0.00).

BRAZIL

Gold production at **AngloGold Ashanti Brasil Mineração** was steady at 83,000oz. Total cash costs decreased 29% to $234/oz primarily due to local currency depreciation and lower fuel costs.

The adjusted gross profit was $27m, against $18m in the previous quarter, reflecting the higher received price and lower costs.

The LTIFR was 3.24 (2.67).

At **Serra Grande**, (50% attributable) gold production increased 20% to 24,000oz, resulting from improved throughput and grade. Total cash costs decreased 20% to $260/oz, primarily due to local currency depreciation and higher gold production.

The adjusted gross profit was $7m, against the previous quarter's $5m.

The LTIFR was 1.46 (1.60).

GHANA

Obuasi, for the second consecutive quarter, increased gold production to 98,000oz, 7% higher than the previous quarter. The turnaround project continues with an increase in development metres to improve mining flexibility and improved metallurgical recoveries, resulting in both throughput and yield improving. Total cash costs increased by 5% to $712/oz, due to once-off consumable write-offs, partly offset by lower fuel prices and reduced power consumption.

The adjusted gross loss was $33m, resulting from the increase in cash operating costs.

The LTIFR was 4.40 (1.18). Regrettably, there was one fatal accident during the quarter.

At **Iduapriem** gold production increased for the second consecutive quarter, up 14% to 57,000oz, following improved plant availability that increased tonnage throughput 10% and yield was 2% higher following improved mining mix. Total cash costs increased by 2% to $577/oz mainly as a result of an increase in waste stripping costs in line with the mining plan, partially offset by the higher gold production.

An adjusted gross profit of $3m was achieved, against a loss of $1m in the previous quarter.

LTIFR was 3.33 (1.46)

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable) production increased 13% to 81,000oz as a result of improved plant availability and utilisation. Total cash costs decreased to $478/oz as a result of the higher production, lower fuel prices and local currency depreciation.

The adjusted gross profit increased to $10m as a result of the increase in production, higher gold price received and decrease in total cash costs.

LTIFR was 0.58 (0.57)

MALI

Gold production at **Morila** (40% attributable) was 24% higher than the previous quarter at 47,000oz due to a 24% increase in recovered grade, following higher grade material available from Pit 4N. Total cash costs were 17% lower at $385/oz, on the back of the higher gold production, lower reagent and fuel costs.

Adjusted gross profit of $11m was double that of the previous quarter.

The LTIFR was 0.00 (0.00).

At **Sadiola** (38% attributable), production was 20% higher at 49,000oz due to a combination of increases in both tonnage throughput and yield. Tonnage throughput was favourable as a result of improved plant availability, while better feed grades improved yield, as a result of processing a higher percentage of sulphide ore. Total cash costs decreased to $386/oz as a result of lower fuel prices and increased production, partly offset by a once-off mining contractor expenses.

Adjusted gross profit increased to $5m primarily as a result of the increased production and lower fuel prices.

The LTIFR was 0.83 (0.91).

Production at **Yatela** (40% attributable) decreased by 11% to 16,000oz due to a decrease in recovered grade, as a result of stacking lower grade marginal ore in the previous quarter. Despite the lower gold production, total cash costs decreased by 11% as a result of lower fuel prices, reduced reagents consumption and a stronger US dollar, offsetting the impact of the lower gold production.

The adjusted gross profit was $3m, against break-even in the previous quarter, primarily due to the higher received price and lower total cash costs.

The LTIFR was 0.00 (4.76).

NAMIBIA

Gold production at **Navachab** increased 18% to 20,000oz, as both throughput and yield improved. Tonnage throughput was higher following the implementation of continuous shifts, while improved grade control allowed for improved delineation of higher grade blocks from the North pit 2 area. Consequently, total cash costs reduced 5% to $512/oz.

The adjusted gross profit was $2m, against $1m in the previous quarter.

The LTIFR remained 0.00 (0.00).

TANZANIA

At **Geita**, gold production was 30% lower than the previous quarter at 52,000oz due to a reduction in grade and tonnage throughput following the breakdown of the SAG mill. Total cash costs were consequently 32% higher at $921/oz.

Adjusted gross loss was $14m lower at $58m.

The LTIFR was 0.80 (1.63).

NORTH AMERICA

At **Cripple Creek & Victor**, (100% ownership effective 1 July 2008) gold production increased 24% to 78,000oz due to pad phase timing. Total cash costs were on par with that of the previous quarter at $322/oz, with higher production and lower royalties offsetting increased lime requirements.

The adjusted gross profit was $20m against $12m in the prior quarter.

The LTIFR was 9.81 (0.00).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

The 'deleveraging' that started with the collapse of Lehman Brothers continued into the fourth quarter as financial markets struggled to come to terms with the extent of the crisis and its global impact.

Continued liquidation took place across all metals and commodities including gold. Having peaked at $910/oz in early October, the liquidation on the COMEX over the ensuing month of almost 8Moz took the price down to the lows of the quarter of $710/oz by early November. It is possible that the extent of this decline was exacerbated by market participants who took advantage of the ease with which gold can be used as a short-term funding mechanism.

Despite falling over $200/oz during the quarter, gold outperformed all of the other metals and oil. The sell off to around $700/oz represented a decline of just over 30% from the year's high, whereas on a similar basis, platinum lost 68%, copper 67%, nickel 73% and the oil price plunged 77%.

In November speculative interest returned to gold, partly due to another wave of US dollar weakness but also on hopes that another cut in production from OPEC would lift the oil price and that this would in turn support the gold price.

This rally was sustained through December when commodities in general started to stage a recovery. In addition, gold started to benefit from safe haven buying once again as analysts began to highlight the potential inflationary impact of all of the co-ordinated global activities of liquidity injections, stimulus packages and interest rate cuts. During the month of December the gold price rallied 14%, ending the year at $878/oz.

The gold price averaged $872/oz in 2008, 24% higher than the average for 2007 of $703/oz. The average price during the fourth quarter was $795/oz, marginally higher than the average price during the fourth quarter of 2007 of $788/oz.

Investment Market

ETF holdings continued to grow during the period under review, against the general trend in other investment vehicles. This is indicative of the fact that ETF investors tend not to be driven by short-term price movements or speculative opportunities but are rather longer-term investors who see gold as a hedge against inflation or a portfolio diversifier.
Total holdings at year end were some 38Moz. Holdings increased during the quarter by some 3Moz, including over 600,000oz invested in a new exchange traded fund listed on the German Stock Exchange.

Producer Hedging

Very little activity took place in this area during the quarter and in comparison to the volatility experienced in international markets, the relatively small movements in the global hedge book were not a significant driver of price or market sentiment.

Physical Demand

The retail sector and particularly the luxury goods market suffered globally as a result of the credit squeeze and fears of recession. The gold jewellery market, which accounts for some 70% of physical demand, was affected by this trend, particularly in the US and in Europe, where jewellery is purchased as an adornment, rather than as an investment product.

The exception to this trend was China, where jewellery sales continued at similar level as the comparable period in 2007. However many Chinese exporters of consumer goods have seen a drop in sales and it is likely that the internal consumption market for jewellery will suffer as the effects of this decline filter into the Chinese economy. The first quarter of the year, in particular the Chinese New Year period in late January, is typically a period of peak demand, but it is likely that consumption will slow down in March as retailers restock cautiously.

Investment demand, in the form of bars and coins, has increased dramatically in China over the recent period and 2008 is likely to show an increase of over 100% year-on-year when official figures are released later in the year. The reasons for the increase relate to concern over other investment vehicles, particularly housing and the stock exchange, but also the traditional view of gold as a hedge against inflation and a safe haven in times of economic uncertainty.

The US market was hard hit by concerns over the economy and sales were down in all sectors of the market. In parallel, higher gold prices have driven retailers to stock alternative jewellery products, using for example gold plating or gold and silver in combination, in order to maintain price points. Sales during the fourth quarter, which typically account for around 40% of jewellery sales annually, were at significantly lower levels, even in comparison to the lacklustre fourth quarter experienced in 2007. However, stocks are also at record low levels, and it is possible that there will be some revival in demand in the early part of 2009 as retailers restock.

Economic uncertainty also affected the Middle Eastern market, particularly in tourist destinations such as Dubai. The local retail trade in the Gulf Region declined as well as the tourist sector. As consumer spending slowed and the impact of stock exchange falls took its toll, spending on discretionary and luxury goods including jewellery, was affected.

Egyptian demand remained healthy despite high local gold prices (as the Egyptian Lira weakened against the US dollar). In contrast, demand in Turkey, where local gold prices also rose significantly but where the effects of the global economic crisis were more apparent, experienced significant weakness during the quarter, in both the jewellery as well as the coin sector. Fabrication demand in Turkey declined (Turkey is a major exporter of gold jewellery to the US and as such was affected by the downturn in US jewellery sales).

In India, where jewellery purchases have a quasi-investment characteristic, the third quarter had shown some revival in jewellery sales, after dampened demand in the first half of the year, due to the lower and more stable price as well as expectations of an eventual gold price increase.

In the fourth quarter, however, buying slowed as prices rose once again. Fabrication demand (jewellery manufactured for export as well as for local consumption) also showed a slight decrease in comparison to the preceding period. If the second half of the year is viewed as a whole, however, fabrication demand still shows a significant increase, in the order of approximately 50%, over the same period in 2007.

Official Sector Sales

The current Central Bank Gold Agreement (CBGA) entered its fifth and final year in September 2008. Central Bank sales in the first quarter of the final year of the agreement however reached only 50t, against a quota of 500t for the full year, which seemed unlikely to be met.

Currencies

The Rand, Australian dollar and Brazilian Real all came under pressure from the deleveraging that occurred across other asset classes. In the case of the Rand and the Australian dollar, the decline was particularly severe in October, when they lost 34% and 26% respectively against the US dollar.

Both of these currencies recovered somewhat during the remainder of the quarter but never regained their initial levels. The Rand closed the quarter at $/R9.455 which represents a depreciation of 14% over the quarter and the Australian dollar closed at A$/$0.69, a depreciation of 14%.

The Brazilian Real experienced the same sell off during October as did all emerging market currencies, however unlike the Rand, it did not stage any form of sustained recovery through the balance of the quarter. The Real closed at $/BRL 2.34 which represented a decline over the quarter of 21%.

Hedge position

HEDGE POSITION

As at 31 December 2008, the net delta hedge position was 5.22Moz or 162t (at 30 September 2008: 5.79Moz or 180t), representing a further reduction of 0.57Moz for the quarter. The total commitments of the hedge book as at 31 December 2008 was 5.99Moz or 187t, a reduction of 0.31Moz from the position as at 30 September 2008.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.68bn (negative R25.36bn), decreasing by $0.29bn (R0.80bn increase) over the quarter. The marked-to-market value after the credit risk adjustment of all hedge transactions making up the hedge positions was a negative $2.46bn (negative R23.25bn). This value was based on a gold price of $872.15/oz, exchange rates of R9.455/$ and A$/$0.6947 and the prevailing market interest rates and volatilities at that date.

The company's received price for the fourth quarter was $687/oz, 13.6% below the average spot price for the same period.

During the course of 2008, the hedge book has been reduced by 5.17Moz on a delta basis and the committed ounces have reduced by 5.29Moz.

As at 6 February 2009, the marked-to-market value before the credit risk adjustment of the hedge position was a negative $2.94bn (negative R28.97bn), based on a gold price of $913.50/oz and exchange rates of R9.840/$ and A$/$0.6528 and the prevailing market interest rates and volatilities.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of closing all hedge contracts at the time of valuation, using prevailing market prices and rates.

The following table indicates the group's commodity hedge position at 31 December 2008.

Year		2009	2010	2011	2012	2013	2014-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	*(5,960)	8,354	11,765	11,944	9,518	2,845	38,466
	US$/oz	$1,199	$204	$383	$404	$408	$510	$467
Put options sold	Amount (kg)	4,043	4,226	3,048	1,882	1,882	1,882	16,963
	US$/oz	$671	$708	$533	$430	$440	$450	$579
Call options sold	Amount (kg)	14,805	33,394	38,312	24,461	17,857	22,067	150,896
	US$/oz	$442	$537	$530	$622	$601	$606	$557
RAND GOLD								
Forward contracts	Amount (kg)	*(1,866)						* (1,866)
	Rand per kg	R157,213						R157,213
A DOLLAR GOLD								
Forward contracts	Amount (kg)	280	3,110					3,390
	A$ per oz	A$852	A$652					A$669
Call options purchased	Amount (kg)	1,244	3,110					4,354
	A$ per oz	A$694	A$712					A$707
** Total net gold:	Delta (kg)	(4,501)	(36,523)	(44,466)	(31,629)	(24,106)	(20,998)	(162,223)
	Delta (oz)	(144,720)	(1,174,250)	(1,429,620)	(1,016,910)	(775,040)	(675,070)	(5,215,610)

*   Indicates a net long position resulting from forward purchase contracts.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2008.

Rounding of figures may result in computational discrepancies.

The following table indicates the group's currency hedge position at 31 December 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	30,000						30,000
	US$/R	R11.56						R11.56
Put options sold	Amount ($)	50,000						50,000
	US$/R	R9.52						R9.52
Call options sold	Amount ($)	50,000						50,000
	US$/R	R11.61						R11.61
A DOLLAR (000)								
Forward contracts	Amount ($)	450,000						450,000
	A$/US$	$0.65						$0.65
Put options purchased	Amount ($)	10,000						10,000
	A$/US$	$0.69						$0.69
Put options sold	Amount ($)	10,000						10,000
	A$/US$	$0.76						$0.76
Call options sold	Amount ($)	10,000						10,000
	A$/US$	$0.64						$0.64
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	62,340						62,340
	US$/BRL	BRL 1.86						BRL 1.86

Fair value of derivative analysis by accounting designation as at 31 December 2008

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollar (millions)		
Commodity option contracts	(534)	-	(1,255)	(1,789)
Foreign exchange option contracts	-	-	1	1
Forward sale commodity contracts	(748)	(146)	178	(716)
Forward foreign exchange contracts	-	(1)	16	15
Interest rate swaps	(24)	-	15	(9)
Total derivatives	**(1,306)**	**(147)**	**(1,045)**	**(2,498)**
Credit risk adjustment	**(68)**	**(2)**	**(157)**	**(227)**
Total derivatives - before credit risk adjustment	**(1,374)**	**(149)**	**(1,202)**	**(2,725)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure inclusive of expenditure at equity accounted joint ventures during the fourth quarter of 2008 amounted to $38m ($16m brownfields, $22m greenfields), compared to $47m ($25m brownfields, $22m greenfields).

Total exploration spend for the year was $183m ($87m brownfields, $96m greenfields) compared to $167m ($75m brownfields, $92m greenfields) in 2007.

The company's total Mineral Resource before depletion increased by 40.5Moz for the year. After depletion, this represents an increase of 32.5Moz, from 207.6Moz in 2007 to 240.1Moz in 2008. The largest single resource increase came at La Colosa in Colombia, where 12.3Moz were delineated by the exploration team. Significant other additions include 7.9Moz at Mponeng, 3.9Moz at Obuasi following exploration work below 50 level, 1.6Moz at Boddington, 1.8Moz at Savuka, 1.4Moz at Iduapriem, 1.2Moz at CC&V following successful exploration and work completed on the mine life extension project, and 1.2Moz at Sadiola.

In 2008, AngloGold Ashanti recorded an increase in total ore reserves before depletion of 7.7Moz. After depletion, this represents a 2.5% increase year-on-year, from 73.1Moz in 2007 to 74.9Moz in 2008. Significant additions included 2.8Moz at Mponeng, 1.3Moz at Obuasi due to revised mine design and schedule, 1.1Moz at Boddington due to successful drilling and at Siguiri 0.6Moz, where the resources were upgraded from inferred to indicated at the Seguelen NW and Sintroko deposits due to improved mining efficiencies.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with technical issues delaying borehole MZA9 and MMB5 reaching a depth of 3,172m. The Vaal Reef was faulted out by a minor fault at a depth of 3,132m. Borehole MGR8 has now advanced to a depth of 1,596m and surface drilling in the Moab North area continued with the long deflection of borehole MCY4 intersecting C Reef at 2,883m. The hole is currently at a depth of 3,003m.

At Iduapriem in **Ghana**, Mineral Resource conversion drilling at Ajopa was completed, with an additional 23 Reverse Circulation (RC) (1,828m) holes and 26 Diamond drill holes (DDH) (3,127m) being drilled. At Obuasi, exploration continued with 3,055m of DDH drilling below 50 level and 524m of DDH Drilling above 50 Level.

In **Argentina** at Cerro Vanguardia, the exploration programme continued with 1,742m of recognisance drilling. A further 8,372m of DDH drilling was completed on accessing the underground mining potential. Geological mapping commenced at El Volcan in anticipation of geophysical surveys in 2009.

In **Australia** at Boddington, there were three rigs employed on the Mineral Resource conversion and near mine exploration diamond drilling program. During the quarter, approximately 16,569 metres were drilled in 27 holes, bringing year to date drilling totals to 101,700 metres in 141 holes

At Sunrise Dam, 5,378m of underground DDH (44 holes) was completed during the quarter. Drilling continued to target the extensions to the high-grade gold mineralisation in GQ, Dolly and Cosmo in positions adjacent to the current development. Additional targeting of the Carey Shear, 1km below the mine continued to intersect broad gold zones and granite-hosted mineralisation.

In **Brazil,** at the Córrego do Sítio Sulphide Project, drilling continued with 10,810m being drilled. At the Lamego project a further 7,380m of drilling was completed, while exploration drilling started at the Nova Lima South project with 2,032m being drilled on targets defined by IP surveys and surface mapping.

At Serra Grande, exploration was completed at Pequizão and Pequizão east with 3,082m being drilled. A further 4,632m of Mineral Resource definition drilling was also completed during the quarter.

At Siguiri in **Guinea**, exploration focused on the final interpretation of the Sintroko South deposit (situated 8km south of the mine). Diamond drilling to acquire additional geological information, density data and to validate RC results were completed, and evaluation of the data resulted in a significant increase in the Indicated Mineral Resource. Mining will commence in the first quarter of 2009.

Drilling, based on anomalous soil sampling results on the extensions to the north, east and west of the main Sintroko deposit, was carried out. Good results from the north and western extensions, indicating potential new Mineral Resources close to the main Sintroko deposit, were received.

Also in Guinea, geochemical soil sampling programs were conducted in the Corridor Block (14km northwest of the mine) and in Block 1 to the north and north east of current mining operations, east of Setiguia village and south of the Sintroko Project. Encouraging results were obtained from this sampling in the northwest, north and northeast of the Kintinian-Setiguia villages. These will be drill tested in 2009.

At Geita in **Tanzania**, exploration activities were focused on Star & Comet, Nyankanga, Area 3 and Nyamalembo projects. RC drilling was completed along the northern extension of Star and Comet. A total of 5 RC holes (696m) were drilled during the quarter and further exploration will be planned after completion of geological interpretation.

DDH drilling was completed at Geita Hill and Nyankanga to test the potential for gold mineralisation beyond the limit of the open pit; for future underground mining. A total of 3 holes (1,813m) were drilled during the quarter.

RC infill and strike extension drilling to test for potential oxide Mineral Resources commenced in the Area 3 West-Kukuluma Gap. Currently 11 holes (1,577m) have been completed.

Reconnaissance RC drilling to follow up on grab sample anomalies was completed at Nyamalembo Hill and current results show significant potential. The high resolution airborne magnetic survey was completed in November.

At Morila in **Mali**, a revised geological model including lithological overview, tectonic setting and magmatism has been put forward. A revised exploration program proposal is now under consideration.

At Sadiola, Mineral Resource modelling is underway for Sekokoto Main. The Phase 10 diamond core drill programme for metallurgical testing of the deep sulphide orebody was completed at the end of November.

A Mineral Resource conversion drilling program commenced in the FE3S-FE4 gap. The program is aimed at oxide mineralisation in the western closure of pushback 3 and sulphide mineralisation in pushback 2. A total of 38 RC holes amounting to 5,506m were completed.

At Sekokoto SE an infill drilling program of 81 RC holes amounting to 1,562m was completed. This programme was drilled to verify the continuity of mineralisation intersected in a 2006 Air Core drilling campaign.

At Yatela, infill drilling was completed at Dinguilou with a total of 6,214m being drilled. In December drilling started at Niamboulama Hill (1,460m) and along the gravity low to the South of the pit (210m).

At Navachab in **Namibia**, two geochemical soil sampling grids over favourable structural and lithological targets on the farms Okakoara and Okatji (Townlands EPL 3275) have been established, and sampling is underway.

Drilling during the last quarter of 2008 focused on the Gecko and Steenbok-Starling targets. 2,200m of RC drilling has been conducted at Gecko since October 2008. Drilling focused on the down plunge extension of the ore body as well as infill.
At Steenbok-Starling, 1,440m of RC drilling comprising 24 holes was completed. Sampling of the Zebra soil grid was completed in December and samples were submitted.

In November, Spectrem Air Limited conducted an airborne electromagnetic survey over the Navachab area, and individual zones for follow up work were identified. At Anomaly 16, a planned 14,606m of the exploration infill and advanced grade control holes were completed.

On mine exploration focused on sterilising lateral extensions and closing information gaps to reduce amount of Inferred Mineral Resource within the conceptual super pit. Drilling was done in and around the Main Pit with DDH rigs deployed on relatively deeper holes (2,871m) and RC rigs completing shallower holes (4,669m).

At Cripple Creek & Victor in the **United States**, drilling continued in the Main Cresson area, Schist Island, Squaw Gulch and near the old Victor Pads with a total of 15,690m being drilled.

GREENFIELDS

Greenfields exploration activities continued in six countries (Australia, Colombia, the DRC, China, the Philippines, and Russia) during the fourth quarter of 2008. A total of 44,264m of diamond drilling (DDH), reverse circulation (RC), and aircore (AC) drilling was completed during the fourth quarter of 2008, at existing priority targets and delineating new targets in Australia, the DRC, Russia and Colombia.

In **SE Asia**, the grant of the Mapawa title in the Philippines is being awaited with all requirements completed and submitted to the relevant government agency. Project generation activities and evaluation of opportunities are ongoing in a number of other areas in the region.

In the **Democratic Republic of Congo**, exploration activities over the 7,495km^2 Concession 40 licence (AngloGold Ashanti 86.22% and OKIMO 13.78%), were suspended in November 2008, following the deteriorating security situation which led to a precautionary withdrawal of most non-essential staff from the concession. Prior to the withdrawal, a total of 1,253m of diamond drilling was completed within the high-grade part of the Mongbwalu resource area, bringing the total metres drilled during 2008 to 8,824m. The best results received were 7.3m @ 5.597g/t from the Mongbwalu resource area, and an intersection of 10.26m @ 3.395g/t (399.48-409.74m) 4km along strike at the Issuru prospect.

Regional exploration around Bunia West, Petsi, Mont Tsi-Nizi, Camp 3 and Lodjo areas, included soil sampling, regolith mapping and trenching. Results from infill soil sampling from the Pesti prospect defined an anomaly, approximately 450m wide and 300m long, while other regional results received were generally poor. Interpretation of the regional airborne EM and aeromagnetic surveys completed in third quarter is underway.

In **China**, a program of diamond drilling and trenching was completed at the Jinchanggou project. The work was designed to test the 16km long gold-in-soil anomaly identified in early 2008. A total of 18 holes were drilled for 4,280 metres, together with a total volume of 548m^3 trenching were completed. Despite intersecting significant intervals

of intense alteration and shearing in drilling, analytical results to date have been disappointing and a review of the project will be undertaken early in the first quarter 2009.

Greenfields exploration in the **America's** region during the quarter was undertaken primarily in Colombia, whilst opportunities reviews were completed in other areas. In Colombia, Greenfield's work was completed by Anglogold Ashanti and by joint venture partners B2Gold Corp., Mineros S.A. and Glencore International. AngloGold Ashanti's component focused upon reconnaissance exploration to drill target preparation on 39 target areas in Colombia in addition to on-going preparatory work and La Colosa. B2Gold Corp. continued drilling at Gramalote and at La Quebradona. Mineros S.A. continued with exploration work including drilling programs on one target. Glencore International remained focused on early stage exploration and conducted airborne geophysical surveys within the JV areas. With respect to Colombian geological, technical and field teams, a daily average of approximately 633 field employees (including an average of 78 geologist) and contractors were active in all phases of Colombian exploration during the quarter. Drill meterage from all Colombian drilling during the fourth quarter, including that of JV partners, was 9,522 metres, bringing the year to a total of 52,752 metres completed on four projects. AngloGold Ashanti activities during the year includes flying in-house airborne magnetometry and radiometric surveys. During the fourth quarter 1,064 line kilometers were completed, bring the year's total to 11,463 line kilometers completed. AngloGold Ashanti has 408 mineral tenement contracts in Colombia totalling 743,420 ha.

At the La Colosa (100% AGA) Project, drilling remained suspended throughout the quarter due to environmental permitting issues. Whilst a resource of 12.3Moz was declared during the year, the La Colosa mineral system remains open to the north, south and east, and various additional targets immediately surround the known La Colosa mineralisation. Four of these targets are drill ready.

At Gramalote (51% B2Gold, 49% AGA, B2 Earning-In), Phase IV (pre-feasibility) diamond drilling at Gramalote Ridge, and Phase III drilling on various satellite targets was undertaken with 4,505 metres drilled, totalling 30,131 metres for the year on the global Gramalote project, including drill investigations at Gramalote Ridge (mostly resource

infill work), La Trinidad (7,019 metres in 20 holes), El Balzal, La Reina, El Topazio and La Malasia. Drilling was completed on the Gramalote project during December and are being analyzed.

In the La Quebradona porphyry Au (Cu) district (51% B2Gold, 49% AGA) a total of 4,151 metres were completed on various Au (Cu) porphyry targets during the quarter, including 1,556 metres at El Chaquiro and 590 metres at El Tenador. Thus, during 2008, B2Gold has completed 13,686 metres of core drilling on all targets within the La Quebradona district. Once all results has been returned for the AGA/ B2Gold JV Quebradona drilling program, AngloGold Ashanti will have 30 days to assimilate information and decide on it's future level of participation in the project (complete withdrawal, 49%, 51% or 65% interest).

Tropicana JV (AGA 70%, IGO 30%) Prefeasibility studies on the Tropicana Gold Project are continuing and completion of the study is scheduled for the second quarter of 2009.

A new resource estimate for Tropicana and Havana has been completed, while the emphasis of drilling activities has been to increase the confidence to provide Measured and Indicated Resources, the total resource has grown by nearly 1Moz (100% basis). The new estimate, (on a 100% basis) reported at a 0.6 g/t and 0.7g/t cut-off grade for weathered and fresh rock and constrained within a pit optimisation shell at an assumed long term gold price and A$/$ exchange rate of $1,000/oz and A$/$0.80 is summarised below.

Tropicana Gold Project			
Classification	**Mt**	**Grade g/t**	**Moz**
Measured	19.94	2.38	1.53
Indicated	31.05	2.06	2.06
Inferred	24.27	1.83	1.43
Total	**75.26**	**2.07**	**5.01**

AngloGold Ashanti's total attributable gold resource is 3.51Moz. A new mining plan and schedule is being developed to incorporate the increase in the resource.

The assessment for alternative lower cost power options for the project is ongoing. The assessment is considering conventional on site diesel and gas generation, grid reticulation, solar thermal power and number of other innovative alternatives.

Submittal of formal environmental impact assessment documents is anticipated during the first half of 2009, with the Western Australian Public Environmental Review process typically taking approximately 12 months.

In parallel with the pre-feasibility study, exploration in the Tropicana JV has focussed on high priority exploration targets within trucking distance of the Tropicana Gold Project.

During the quarter a total of 633 aircore holes were drilled for 29,209 metres (2,079 holes and 104,782m YTD) and 97 RC holes for 13,752m (144 holes and 19,828m YTD).

RC drilling has returned significant results from Rusty Nail, 5m @ 7.64 g/t Au, Screaming Lizard 4.0 m @ 2.69 g/t Au and Havana South 10m 3.74 g/t Au, 5m @ 22.5 g/t and 10m @ 10.1 g/t Au. The results from Havana South suggest the potential for extensions to the resource and pit designs in this area.

Aircore drilling has identified anomalous results from Black Dragon (8m @ 0.17 g/t Au), Kamikaze (2m @ 0.57 g/t Au), Tumbleweed (1m @ 1.4 g/t Au) and Havana South (3m @ 0.76 g/t Au and 4m @ 0.3 g/t Au).

Bronco Plains JV (AGA Earning 50.4%) The Bronco Plains farm-in and joint venture agreement between the Tropicana JV and Image Resources' covers approximately 230 square kilometres and abuts the western margin of the Tropicana JV. Under the agreement, AngloGold Ashanti and Independence Group can earn a combined 72% in the project by spending $2m. Aircore drilling of approximately 10 kilometre long gold-in-soil anomaly will commence in 2009, once regulatory approvals have been obtained.

In **Russia**, where AngloGold Ashanti operates in joint venture alliance with Russian miner "OOO Polymetal", exploration and review work was continued during the quarter.

Mineral Resource and Ore Reserve

Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Ore Reserves (the SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resources

The 2008 Mineral Resource increased by 40.5Moz before the subtraction of depletion. After a depletion of 7.2Moz, the net increase is 33.4Moz to give a total Mineral Resource of 241.0Moz. Mineral Resources were estimated at a gold price of $1,000/oz (2007: $700/oz). The increased gold price resulted in 13.3Moz of added Mineral Resource while successful exploration and revised modelling resulted in a further increase of 27.5Moz. The remaining loss of 0.3Moz is the result of various other reasons.

		Moz
December 2007 Mineral Resource		**207.6**
Reductions		
TauTona	Transfer to Mponeng	(1.9)
Great Noligwa	Transfer of SV4 to Moab Khotsong	(1.2)
Tau Lekoa	Significant structure and facies changes to the north of Tau Lekoa	(1.2)
Other	Total of non significant changes	(1.4)
Additions		
La Colosa	Successful Greenfields exploration.	12.3
Mponeng	Granting of the WUDL's licence and transfers from TauTona	7.9
Moab Khotsong	Transfer of SV4 to Moab Khotsong	4.4
Obuasi	Exploration below 50 level	3.9
Savuka	Improved economic outlook as a result of an increase in the gold price	1.8
Boddington	Growth in Mineral Resources: Successful near mine exploration drilling and higher gold price	1.6
Iduapriem	Due to increase in Mineral Resource gold price and remodelling of Block 7&8	1.4
Cripple Creek & Victor	Successful exploration	1.2
Sadiola	Increase in resource gold price, increase in deep sulphides project	1.2
Siguiri	Due to increase in Mineral Resource gold price and increases in the Mineral Resource at Sintroko and Foulata	1.0
Other	Total of non significant changes	2.4
December 2008 Mineral Resource		**241.0**

Ore Reserves

The 2008 Ore Reserve increased by 7.7Moz before the subtraction of depletion. After a depletion of 5.9Moz, the net increase is 1.8Moz to give a total Ore Reserve of 74.9Moz.

A gold price of $720/oz was used for Ore Reserve estimates (2007: $600/oz). The change in economic assumptions made from 2007 to 2008 resulted in the Ore Reserve increasing by 2.7Moz while exploration and modelling resulted in an additional increase of 5.0Moz.

		Moz
December 2007 Ore Reserves		**73.1**
Reductions		
TauTona	Carbon Leader ground between 123-126 levels was transferred to Mponeng. As a change to scattered grid mining, lower value estimates resulting from increased sampling and drilling resulted in reductions. These were partially offset by a higher Mine Call Factor and inclusion of the Carbon Leader Eastern block.	(1.5)
Geita	Mineral Resource model changes and the application of grade factors to mitigate low model confidence; Cost increases	(1.4)
Great Noligwa	Transfer of SV4 section to Moab Khotsong	(1.3)
Other	Total of non significant changes	(1.1)
Additions		
Mponeng	Increased grades, the additional ground from TauTona 123-126 level and improved economics which allowed for the mining of Block 3&5	2.8
Obuasi	The increase is due to a revised mine design and schedule.	1.3
Boddington	The growth in Ore Reserve is due to successful drilling and a higher gold price	1.1
Siguiri	The Seguelen NW and Sintroko deposits were upgraded from Inferred to Indicated Mineral Resource and the mining efficiency increased	0.6
Other	Total of non significant changes	1.3
December 2008 Ore Reserves		**74.9**

By-products

A number of by-products are recovered as a result of the processing of gold Ore Reserves.

These include 0.19Mt of uranium from the South African operations, 0.29Mt of copper from Australia, 0.44Mt of sulphur from Brazil and 35.7Moz of silver from Argentina. Details of the by-product Mineral Resources and Ore Reserves are given in the 2008 Mineral Resource and Ore Reserve Report which is available on the corporate website, www.AngloGoldAshanti.com.

External audit of Mineral Resource and Ore Reserve statements

During the course of the year and as part of the rolling audit programme, AngloGold Ashanti 2008 Mineral Resources and Ore Reserves for the following operations were submitted for external audit:

Mponeng

Tau Tona

Vaal River Surface Sources

Iduapriem

Navachab

Sadiola

Yatela

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.

Competent persons

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by the Competent Persons. These individuals are identified in the report entitled, "Mineral Resource and Ore Reserve 2008 Report". The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, Mr VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Notes

A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, "Mineral Resource and Ore Reserve 2008 Report", which will be available in the annual report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com) on or about 23 March 2009, and may be downloaded as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.

Mineral Resources by country (attributable)

as at 31 December 2008	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	25.56	13.80	352.57	11.34
	Indicated	739.87	3.27	2,416.79	77.70
	Inferred	56.35	10.47	590.06	18.97
	Total	**821.77**	**4.09**	**3,359.42**	**108.01**
Argentina	Measured	11.01	1.73	19.04	0.61
	Indicated	22.00	3.48	76.49	2.46
	Inferred	4.97	4.11	20.45	0.66
	Total	**37.99**	**3.05**	**115.98**	**3.73**
Australia	Measured	101.25	1.19	120.77	3.88
	Indicated	404.49	0.84	340.15	10.94
	Inferred	154.79	0.89	138.43	4.45
	Total	**660.53**	**0.91**	**599.35**	**19.27**
Brazil	Measured	11.1	7.01	77.80	2.50
	Indicated	13.46	6.49	87.36	2.81
	Inferred	28.51	6.76	192.59	6.19
	Total	**53.07**	**6.74**	**357.75**	**11.50**
Colombia	Measured	-	-	-	-
	Indicated	-	-	-	-
	Inferred	409.77	1.01	415.45	13.36
	Total	**409.77**	**1.01**	**415.45**	**13.36**
Democratic Republic of Congo	Measured	-	-	-	-
	Indicated	-	-	-	-
	Inferred	29.25	2.69	78.53	2.52
	Total	**29.25**	**2.69**	**78.53**	**2.52**
Ghana	Measured	94.21	5.21	490.68	15.78
	Indicated	138.91	2.86	397.31	12.77
	Inferred	100.10	4.25	425.27	13.67
	Total	**333.23**	**3.94**	**1,313.26**	**42.22**
Guinea	Measured	33.53	0.63	21.25	0.68
	Indicated	125.22	0.84	105.53	3.39
	Inferred	64.08	0.90	57.85	1.86
	Total	**222.82**	**0.83**	**184.63**	**5.94**
Mali	Measured	19.40	1.64	31.86	1.02
	Indicated	26.39	2.48	65.32	2.10
	Inferred	11.10	2.30	25.49	0.82
	Total	**56.89**	**2.16**	**122.68**	**3.94**
Namibia	Measured	13.83	0.74	10.25	0.33
	Indicated	61.94	1.26	78.05	2.51
	Inferred	42.31	1.09	46.25	1.49
	Total	**118.08**	**1.14**	**134.55**	**4.33**
Tanzania	Measured	-	-	-	-
	Indicated	83.84	3.63	304.10	9.78
	Inferred	25.12	3.81	95.77	3.08
	Total	**108.97**	**3.67**	**399.87**	**12.86**
United States of America	Measured	255.90	0.87	223.31	7.18
	Indicated	183.75	0.73	134.97	4.34
	Inferred	83.61	0.66	55.60	1.79
	Total	**523.26**	**0.79**	**413.88**	**13.31**
Total	Measured	565.80	2.38	1,347.53	43.32
	Indicated	1,799.87	2.23	4,006.08	128.80
	Inferred	1,009.96	2.12	2,141.75	68.86
	Total	**3,375.63**	**2.22**	**7,495.36**	**240.98**

Ore Reserves by country (attributable)

as at 31 December 2008	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Proved	13.72	7.81	107.13	3.44
	Probable	215.10	4.37	939.79	30.21
	Total	**228.82**	**4.58**	**1,046.92**	**33.66**
Argentina	Proved	9.99	1.39	13.90	0.45
	Probable	12.29	3.52	43.24	1.39
	Total	**22.27**	**2.56**	**57.13**	**1.84**
Australia	Proved	67.82	1.10	74.54	2.40
	Probable	214.50	0.90	192.57	6.19
	Total	**282.33**	**0.95**	**267.11**	**8.59**
Brazil	Proved	7.77	6.44	50.06	1.61
	Probable	7.02	5.82	40.87	1.31
	Total	**14.79**	**6.15**	**90.93**	**2.92**
Ghana	Proved	56.85	4.24	240.89	7.74
	Probable	36.43	3.82	139.10	4.47
	Total	**93.28**	**4.07**	**379.98**	**12.22**
Guinea	Proved	56.13	0.56	31.48	1.01
	Probable	67.11	1.04	69.64	2.24
	Total	**123.24**	**0.82**	**101.12**	**3.25**
Mali	Proved	9.29	1.87	17.33	0.56
	Probable	6.65	2.26	15.02	0.48
	Total	**15.94**	**2.03**	**32.35**	**1.04**
Namibia	Proved	7.21	0.89	6.39	0.21
	Probable	27.58	1.28	35.19	1.13
	Total	**34.78**	**1.20**	**41.58**	**1.34**
Tanzania	Proved	-	-	-	-
	Probable	54.30	2.93	159.06	5.11
	Total	**54.30**	**2.93**	**159.06**	**5.11**
United States	Proved	112.57	0.93	104.60	3.36
	Probable	55.70	0.87	48.59	1.56
	Total	**168.27**	**0.91**	**153.19**	**4.93**
Total	Proved	341.35	1.89	646.31	20.78
	Probable	696.67	2.42	1,683.07	54.11
	Total	**1,038.02**	**2.24**	**2,329.38**	**74.89**

Group **operating results**

			Rand / Metric					Dollar / Imperial				
			Quarter ended			Year ended		Quarter ended			Year ended	
			Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007
					Unaudited					Unaudited		
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	3,227	3,178	3,236	12,335	13,112	3,557	3,503	3,567	13,597	14,454
Yield	- g / t	/ - oz / t	6.72	6.84	6.96	6.89	6.99	0.196	0.200	0.203	0.201	0.204
Gold produced	- kg	/ - oz (000)	21,679	21,737	22,505	85,025	91,684	697	699	723	2,734	2,948
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	3,092	3,078	2,987	11,870	12,429	3,408	3,393	3,293	13,085	13,701
Yield	- g / t	/ - oz / t	0.44	0.40	0.45	0.42	0.49	0.013	0.012	0.013	0.012	0.014
Gold produced	- kg	/ - oz (000)	1,362	1,229	1,339	5,009	6,142	44	40	43	161	197
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	40,332	44,777	47,549	175,999	172,487	44,458	49,358	52,414	194,006	190,134
Treated	- 000 tonnes	/ - 000 tons	6,575	6,318	6,455	25,388	25,312	7,248	6,964	7,115	27,985	27,901
Stripping ratio	- t (mined total - mined ore) / t mined ore		4.65	6.24	4.62	5.24	4.48	4.65	6.24	4.62	5.24	4.48
Yield	- g / t	/ - oz / t	2.01	2.15	2.33	2.12	2.34	0.059	0.063	0.068	0.062	0.068
Gold in ore	- kg	/ - oz (000)	18,394	4,089	13,711	47,160	55,463	591	131	441	1,516	1,783
Gold produced	- kg	/ - oz (000)	13,240	13,573	15,047	53,930	59,227	426	436	484	1,734	1,904
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	13,712	13,475	14,965	54,754	59,720	15,115	14,854	16,496	60,356	65,830
Placed [1]	- 000 tonnes	/ - 000 tons	5,861	6,026	5,852	23,462	22,341	6,460	6,642	6,450	25,863	24,627
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.47	1.38	1.61	1.43	1.77	1.47	1.38	1.61	1.43	1.77
Yield [2]	- g / t	/ - oz / t	0.61	0.56	0.70	0.62	0.73	0.018	0.016	0.021	0.018	0.021
Gold placed [3]	- kg	/ - oz (000)	3,577	3,376	4,115	14,496	16,242	115	109	132	466	522
Gold produced	- kg	/ - oz (000)	3,148	2,797	3,665	10,994	13,312	101	90	118	353	428
TOTAL												
Gold produced	- kg	/ - oz (000)	39,429	39,336	42,556	154,958	170,365	1,268	1,265	1,368	4,982	5,477
Gold sold	- kg	/ - oz (000)	39,249	40,902	42,278	155,954	170,265	1,262	1,315	1,359	5,014	5,474
Price received	- R / kg	/ - $ / oz - sold	219,329	160,127	149,312	130,522	142,107	687	644	687	485	629
Price received normalised for accelerated settlement of non-hedge derivatives	- R / kg	/ - $ / oz - sold	219,329	160,127	149,312	185,887	142,107	687	644	687	702	629
Total cash costs	- R / kg	/ - $ / oz - produced	134,813	121,440	87,744	117,462	80,490	422	486	404	444	357
Total production costs	- R / kg	/ - $ / oz - produced	172,312	152,945	122,344	150,149	107,415	540	612	563	567	476
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	342	346	404	333	396	11.00	11.12	12.99	10.70	12.74
Actual	- g	/ - oz	295	321	342	309	349	9.48	10.32	10.99	9.94	11.23
CAPITAL EXPENDITURE	- Rm	/ - $m	2,994	2,623	2,315	9,905	7,444	302	338	339	1,201	1,059

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2008 Unaudited	Quarter ended September 2008 Unaudited	Quarter ended December 2007 Restated Unaudited	Year ended December 2008 Unaudited	Year ended December 2007 Restated Unaudited
Revenue	2	**8,771**	7,205	5,472	30,790	21,876
Gold income		**8,517**	6,851	5,249	29,774	21,101
Cost of sales	3	**(6,928)**	(6,148)	(4,943)	(22,558)	(17,241)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**598**	148	(2,927)	(6,277)	(5,169)
Gross profit (loss)		**2,187**	851	(2,621)	939	(1,309)
Corporate administration and other expenses		**(363)**	(255)	(211)	(1,090)	(894)
Market development costs		**(41)**	(25)	(40)	(113)	(115)
Exploration costs		**(298)**	(205)	(232)	(1,037)	(824)
Other operating income (expenses)	5	**61**	(73)	22	(29)	(134)
Operating special items	6	**(15,855)**	121	(233)	(15,379)	(84)
Operating (loss) profit		**(14,309)**	415	(3,315)	(16,709)	(3,360)
Dividend received from other investments		**-**	-	-	-	16
Interest received		**108**	248	87	536	302
Exchange gain (loss)		**8**	51	19	33	(6)
Fair value adjustment on option component of convertible bond		**2**	-	115	185	333
Finance costs and unwinding of obligations		**(225)**	(235)	(227)	(926)	(845)
Share of associates' and equity accounted joint ventures (loss) profit		**(381)**	(98)	132	(1,177)	240
(Loss) profit before taxation		**(14,797)**	381	(3,189)	(18,058)	(3,320)
Taxation	7	**2,978**	(577)	(4)	2,078	(734)
Loss after taxation from continuing operations		**(11,819)**	(196)	(3,193)	(15,980)	(4,054)
Discontinued operations						
Profit from discontinued operations	8	**4**	6	41	198	7
Loss for the period		**(11,815)**	(190)	(3,152)	(15,782)	(4,047)
Allocated as follows:						
Equity shareholders		**(11,869)**	(247)	(3,199)	(16,105)	(4,269)
Minority interest		**54**	57	47	323	222
		(11,815)	(190)	(3,152)	(15,782)	(4,047)
Basic loss per ordinary share (cents) [1]						
Loss from continuing operations		**(3,336)**	(73)	(1,150)	(5,140)	(1,519)
Profit from discontinued operations		**1**	2	15	63	3
Loss		**(3,335)**	(71)	(1,136)	(5,077)	(1,516)
Diluted loss per ordinary share (cents) [2]						
Loss from continuing operations [3]		**(3,336)**	(73)	(1,150)	(5,140)	(1,519)
Profit from discontinued operations [3]		**1**	2	15	63	3
Loss [3]		**(3,335)**	(71)	(1,136)	(5,077)	(1,516)
Dividends [4]						
- Rm					324	919
- cents per Ordinary share					103	330
- cents per E Ordinary share					52	165

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared per ordinary share.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2008 Unaudited	Quarter ended September 2008 Unaudited	Quarter ended December 2007 Restated Unaudited	Year ended December 2008 Unaudited	Year ended December 2007 Restated Unaudited
Revenue	2	**884**	930	810	3,743	3,113
Gold income		**858**	885	777	3,619	3,002
Cost of sales	3	**(698)**	(790)	(731)	(2,728)	(2,458)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**230**	92	(441)	(297)	(792)
Gross profit (loss)		**390**	186	(395)	594	(248)
Corporate administration and other expenses		**(37)**	(33)	(31)	(131)	(128)
Market development costs		**(4)**	(3)	(6)	(13)	(16)
Exploration costs		**(30)**	(26)	(35)	(126)	(117)
Other operating income (expenses)	5	**6**	(9)	3	(6)	(20)
Operating special items	6	**(1,600)**	16	(34)	(1,538)	(13)
Operating (loss) profit		**(1,275)**	130	(498)	(1,220)	(542)
Dividend received from other investments		**-**	-	-	-	2
Interest received		**11**	32	13	66	43
Exchange gain (loss)		**1**	6	3	4	(1)
Fair value adjustment on option component of convertible bond		**-**	-	17	25	47
Finance costs and unwinding of obligations		**(23)**	(30)	(34)	(114)	(120)
Share of associates' and equity accounted joint ventures (loss) profit		**(39)**	(12)	20	(138)	35
(Loss) profit before taxation		**(1,324)**	126	(479)	(1,377)	(536)
Taxation	7	**313**	(69)	(1)	197	(101)
(Loss) profit after taxation from continuing operations		**(1,011)**	57	(481)	(1,180)	(637)
Discontinued operations						
Profit from discontinued operations	8	**-**	1	6	25	1
(Loss) profit for the period		**(1,011)**	58	(475)	(1,155)	(636)
Allocated as follows:						
Equity shareholders		**(1,016)**	51	(482)	(1,195)	(668)
Minority interest		**5**	7	7	40	32
		(1,011)	58	(475)	(1,155)	(636)
Basic (loss) earnings per ordinary share (cents) [1]						
(Loss) profit from continuing operations		**(285)**	15	(173)	(385)	(237)
Profit from discontinued operations		**-**	-	2	8	-
(Loss) profit		**(285)**	15	(171)	(377)	(237)
Diluted (loss) earnings per ordinary share (cents) [2]						
(Loss) profit from continuing operations [3]		**(285)**	15	(173)	(385)	(237)
Profit from discontinued operations [3]		**-**	-	2	8	-
(Loss) profit [3]		**(285)**	15	(171)	(377)	(237)
Dividends [4]						
- $m					41	125
- cents per Ordinary share					13	45
- cents per E Ordinary share					7	22

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings (loss) per share is anti-dilutive and therefore equal to the basic earnings (loss) per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared per ordinary share. Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at December 2008 Unaudited	As at September 2008 Unaudited	As at December 2007 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**41,081**	55,085	45,095
Intangible assets		**1,403**	3,287	2,859
Investments in associates and equity accounted joint ventures		**2,814**	2,846	2,183
Other investments		**625**	663	699
Inventories		**2,710**	2,389	1,807
Trade and other receivables		**585**	531	387
Deferred taxation		**475**	111	430
Other non-current assets		**32**	88	278
		49,725	65,000	53,738
Current assets				
Inventories		**5,663**	5,342	3,753
Trade and other receivables		**2,076**	2,076	1,384
Derivatives		**5,386**	3,851	3,516
Current portion of other non-current assets		**2**	2	2
Cash restricted for use		**415**	499	264
Cash and cash equivalents		**5,438**	4,585	3,246
		18,980	16,355	12,165
Non-current assets held for sale		**7,497**	10	210
		26,477	16,365	12,375
TOTAL ASSETS		**76,202**	81,365	66,113
EQUITY AND LIABILITIES				
Share capital and premium	11	**37,336**	36,525	22,371
Retained earnings and other reserves	12	**(14,380)**	(6,579)	(6,167)
Shareholders' equity		**22,956**	29,946	16,204
Minority interests	12	**790**	655	429
Total equity		**23,746**	30,601	16,633
Non-current liabilities				
Borrowings	13	**8,224**	6,865	10,416
Environmental rehabilitation and other provisions		**3,860**	3,805	3,176
Provision for pension and post-retirement benefits		**1,293**	1,257	1,208
Trade, other payables and deferred income		**99**	72	79
Derivatives	14	**235**	313	1,110
Deferred taxation		**5,838**	8,170	7,100
		19,549	20,483	23,089
Current liabilities				
Current portion of borrowings	13	**10,046**	8,581	2,173
Trade, other payables and deferred income		**4,946**	4,857	4,318
Derivatives	14	**16,426**	15,998	18,763
Taxation		**1,033**	846	1,137
		32,451	30,282	26,391
Non-current liabilities held for sale		**456**	-	-
		32,907	30,282	26,391
Total liabilities		**52,456**	50,764	49,480
TOTAL EQUITY AND LIABILITIES		**76,202**	81,365	66,113
Net asset value - cents per share		**6,643**	8,628	5,907

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at December 2008 Unaudited	As at September 2008 Unaudited	As at December 2007 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**4,345**	6,663	6,621
Intangible assets		**148**	398	420
Investments in associates and equity accounted joint ventures		**298**	344	321
Other investments		**66**	80	103
Inventories		**287**	289	265
Trade and other receivables		**62**	64	57
Deferred taxation		**50**	13	63
Other non-current assets		**3**	11	41
		5,259	7,863	7,891
Current assets				
Inventories		**599**	646	551
Trade and other receivables		**220**	251	203
Derivatives		**570**	466	516
Current portion of other non-current assets		**-**	-	-
Cash restricted for use		**44**	60	39
Cash and cash equivalents		**575**	555	477
		2,008	1,978	1,786
Non-current assets held for sale		**793**	1	31
		2,801	1,979	1,817
TOTAL ASSETS		**8,060**	9,842	9,708
EQUITY AND LIABILITIES				
Share capital and premium	11	**3,949**	4,418	3,285
Retained earnings and other reserves	12	**(1,521)**	(796)	(906)
Shareholders' equity		**2,428**	3,622	2,379
Minority interests	12	**83**	79	63
Total equity		**2,511**	3,702	2,442
Non-current liabilities				
Borrowings	13	**870**	830	1,529
Environmental rehabilitation and other provisions		**408**	460	467
Provision for pension and post-retirement benefits		**137**	152	177
Trade, other payables and deferred income		**11**	9	12
Derivatives	14	**25**	38	163
Deferred taxation		**617**	988	1,042
		2,068	2,478	3,390
Current liabilities				
Current portion of borrowings	13	**1,063**	1,038	319
Trade, other payables and deferred income		**524**	587	635
Derivatives	14	**1,737**	1,935	2,755
Taxation		**109**	102	167
		3,433	3,663	3,876
Non-current liabilities held for sale		**48**	-	-
		3,481	3,663	3,876
Total liabilities		**5,549**	6,140	7,266
TOTAL EQUITY AND LIABILITIES		**8,060**	9,842	9,708
Net asset value - cents per share		**702**	1,044	867

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended December 2008 Unaudited	Quarter ended September 2008 Restated Unaudited	Quarter ended December 2007 Restated Unaudited	Year ended December 2008 Unaudited	Year ended December 2007 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**8,772**	6,818	5,376	30,117	21,595
Payments to suppliers and employees	**(6,210)**	(6,193)	(3,744)	(24,429)	(14,676)
Cash generated from operations	**2,562**	625	1,632	5,688	6,919
Cash (utilised) generated by discontinued operations	**(4)**	9	10	(11)	(14)
Cash utilised for hedge book settlements	**(10)**	(7,755)	-	(8,514)	-
Dividend received from equity accounted investments	**257**	141	107	739	444
Taxation paid	**(127)**	(129)	(568)	(1,029)	(1,264)
Net cash inflow (outflow) from operating activities	**2,678**	(7,108)	1,181	(3,127)	6,085
Cash flows from investing activities					
Capital expenditure	**(2,964)**	(2,615)	(2,259)	(9,846)	(7,138)
Acquisition of assets	**-**	-	3	-	(284)
Proceeds from disposal of tangible assets	**33**	25	24	301	197
Proceeds from disposal of assets of discontinued operations	**-**	1	-	79	9
Other investments acquired	**(197)**	(228)	(207)	(769)	(190)
Associate loans, acquisitions and disposals	**-**	(44)	-	377	1
Proceeds from disposal of investments	**203**	214	69	729	174
Dividend received from other investments	**-**	-	-	-	16
Decrease (increase) in cash restricted for use	**94**	24	37	(49)	(177)
Interest received	**98**	256	72	538	247
Net loans repaid	**1**	1	-	-	3
Net cash outflow from investing activities	**(2,733)**	(2,366)	(2,261)	(8,640)	(7,142)
Cash flows from financing activities					
Proceeds from issue of share capital	**12**	13,494	88	13,592	247
Share issue expenses	**(11)**	(410)	-	(421)	(4)
Proceeds from borrowings	**1,622**	2,305	4,205	7,034	5,918
Repayment of borrowings	**(477)**	(4,402)	(3,194)	(5,066)	(3,652)
Finance costs paid	**(266)**	(242)	(34)	(788)	(502)
Advanced proceeds from rights offer	**-**	(6)	-	-	-
Dividends paid	**-**	(254)	(17)	(455)	(1,050)
Net cash inflow from financing activities	**879**	10,486	1,048	13,896	957
Net increase (decrease) in cash and cash equivalents	**824**	1,011	(31)	2,129	(100)
Translation	**29**	(87)	(10)	63	49
Cash and cash equivalents at beginning of period	**4,585**	3,661	3,287	3,246	3,297
Net cash and cash equivalents at end of period	**5,438**	4,585	3,246	5,438	3,246
Cash generated from operations					
(Loss) profit before taxation	**(14,797)**	381	(3,189)	(18,058)	(3,320)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(1,046)**	(821)	3,645	3,169	7,112
Amortisation of tangible assets	**1,387**	1,111	1,063	4,620	3,980
Finance costs and unwinding of obligations	**225**	235	227	926	845
Environmental, rehabilitation and other expenditure	**(75)**	54	252	38	266
Operating special items	**15,855**	(121)	233	15,379	84
Amortisation of intangible assets	**9**	4	3	21	14
Deferred stripping	**(140)**	(124)	(84)	(418)	(489)
Fair value adjustment on option components of convertible bond	**(2)**	-	(115)	(185)	(333)
Interest receivable	**(108)**	(248)	(87)	(536)	(302)
Other non-cash movements	**747**	393	66	1,953	141
Movements in working capital	**507**	(238)	(250)	(1,221)	(1,079)
	2,562	625	1,632	5,688	6,919
Movements in working capital					
Increase in inventories	**(1,162)**	(310)	(429)	(3,588)	(1,410)
Decrease (increase) in trade and other receivables	**135**	(241)	(141)	(618)	(404)
Increase (decrease) in trade and other payables	**1,533**	312	321	2,985	(735)
	507	(238)	(250)	(1,221)	(1,079)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Year ended December 2007
		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities					
Receipts from customers	**892**	884	795	3,672	3,071
Payments to suppliers and employees	**(681)**	(765)	(554)	(3,040)	(2,088)
Cash generated from operations	**210**	119	241	632	983
Cash generated (utilised) by discontinued operations	**-**	1	2	(1)	(2)
Cash utilised for hedge book settlements	**(1)**	(1,018)	-	(1,113)	-
Dividend received from equity accounted investments	**20**	15	16	78	65
Taxation paid	**(7)**	(16)	(82)	(125)	(180)
Net cash inflow (outflow) from operating activities	**221**	(899)	176	(529)	866
Cash flows from investing activities					
Capital expenditure	**(298)**	(337)	(330)	(1,194)	(1,015)
Acquisition of assets	**-**	-	-	-	(40)
Proceeds from disposal of tangible assets	**3**	3	4	39	29
Proceeds from disposal of assets of discontinued operations	**-**	-	-	10	1
Other investments acquired	**(19)**	(29)	(30)	(93)	(27)
Associate loans, acquisitions and disposals	**(3)**	(1)	-	48	-
Proceeds from disposal of investments	**20**	28	10	88	25
Dividend received from other investments	**-**	-	-	-	2
Decrease (increase) in cash restricted for use	**14**	3	5	(6)	(25)
Interest received	**10**	33	11	67	35
Net loans advanced	**-**	-	-	-	-
Net cash outflow from investing activities	**(274)**	(300)	(330)	(1,041)	(1,015)
Cash flows from financing activities					
Proceeds from issue of share capital	**1**	1,710	12	1,722	34
Share issue expenses	**-**	(54)	-	(54)	-
Proceeds from borrowings	**149**	298	602	853	843
Repayment of borrowings	**(17)**	(573)	(455)	(614)	(520)
Finance costs paid	**(25)**	(31)	(6)	(93)	(72)
Advanced proceeds from rights offer	**-**	(1)	-	-	-
Dividends paid	**-**	(33)	(2)	(58)	(144)
Net cash inflow from financing activities	**108**	1,317	150	1,756	141
Net increase (decrease) in cash and cash equivalents	**55**	117	(4)	186	(8)
Translation	**(35)**	(30)	2	(88)	14
Cash and cash equivalents at beginning of period	**555**	467	478	477	471
Net cash and cash equivalents at end of period	**575**	555	477	575	477
Cash generated from operations					
(Loss) profit before taxation	**(1,324)**	126	(479)	(1,377)	(536)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(276)**	(178)	547	(88)	1,071
Amortisation of tangible assets	**140**	143	157	560	567
Finance costs and unwinding of obligations	**23**	30	34	114	120
Environmental, rehabilitation and other expenditure	**(8)**	7	37	6	39
Operating special items	**1,600**	(16)	34	1,538	13
Amortisation of intangible assets	**1**	-	-	2	2
Deferred stripping	**(14)**	(16)	(13)	(51)	(72)
Fair value adjustment on option components of convertible bond	**-**	-	(17)	(25)	(47)
Interest receivable	**(11)**	(32)	(13)	(66)	(43)
Other non-cash movements	**75**	49	(9)	225	21
Movements in working capital	**5**	5	(38)	(206)	(152)
	210	119	241	632	983
Movements in working capital					
(Increase) decrease in inventories	**(1)**	14	(70)	(151)	(224)
Decrease (increase) in trade and other receivables	**47**	(17)	(23)	(9)	(64)
(Decrease) increase in trade and other payables	**(40)**	7	55	(46)	136
	5	5	(38)	(206)	(152)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

SA Rand million	Year ended December 2008 Unaudited	Year ended December 2007 Restated Unaudited
Actuarial loss on pension and post-retirement benefits	(364)	(99)
Net loss on cash flow hedges removed from equity and reported in gold sales	1,782	1,421
Net loss on cash flow hedges	(721)	(1,173)
Hedge ineffectiveness	64	69
Realised losses on capital hedges	(18)	-
(Loss) gain on available-for-sale financial assets	(83)	8
Deferred taxation on items above	(119)	36
Translation	8,634	(169)
Net income recognised directly in equity	9,175	93
Loss for the year	(15,782)	(4,047)
Total recognised expense for the year	(6,607)	(3,954)
Attributable to:		
Equity shareholders	(7,093)	(4,169)
Minority interest	486	215
	(6,607)	(3,954)

US Dollar million		
Actuarial loss on pension and post-retirement benefits	(44)	(14)
Net loss on cash flow hedges removed from equity and reported in gold sales	216	202
Net loss on cash flow hedges	(87)	(168)
Hedge ineffectiveness	8	10
Realised losses on capital hedges	(2)	-
(Loss) gain on available-for-sale financial assets	(10)	1
Deferred taxation on items above	(12)	5
Translation	645	6
Net income recognised directly in equity	714	42
Loss for the year	(1,155)	(636)
Total recognised expense for the year	(441)	(594)
Attributable to:		
Equity shareholders	(477)	(627)
Minority interest	36	33
	(441)	(594)

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and year ended 31 December 2008

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described below and detailed in note 20, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2008, where applicable.

The group changed its accounting policy regarding accounting for incorporated joint ventures to provide more relevant financial data as returns from these investments are limited to dividends which is more representative of the income flows. Incorporated joint ventures were previously accounted for under the proportionate consolidation method. Comparative figures have been restated to conform to the changes in accounting policy.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2008.

2. Revenue

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**8,517**	6,851	5,249	29,774	21,101	**858**	885	777	3,619	3,002
By-products (note 3)	**147**	106	136	480	457	**15**	14	20	58	66
Dividend received from other investments	**-**	-	-	-	16	**-**	-	-	-	2
Interest received	**108**	248	87	536	302	**11**	32	13	66	43
	8,771	7,205	5,472	30,790	21,876	**884**	930	810	3,743	3,113

3. Cost of sales

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,948)**	(4,540)	(3,234)	(16,865)	(12,379)	**(498)**	(584)	(478)	(2,045)	(1,764)
By-products revenue (note 2)	**147**	106	136	480	457	**15**	14	20	58	66
By-products cash operating costs	**(65)**	(57)	(228)	(286)	(420)	**(7)**	(8)	(34)	(36)	(60)
	(4,866)	(4,491)	(3,326)	(16,671)	(12,342)	**(490)**	(578)	(492)	(2,023)	(1,758)
Other cash costs	**(196)**	(177)	(143)	(734)	(547)	**(20)**	(23)	(21)	(90)	(78)
Total cash costs	**(5,062)**	(4,668)	(3,469)	(17,405)	(12,889)	**(510)**	(601)	(513)	(2,113)	(1,836)
Retrenchment costs	**(16)**	(14)	(88)	(72)	(131)	**(2)**	(2)	(13)	(9)	(19)
Rehabilitation and other non-cash costs	**2**	(102)	(302)	(218)	(422)	**-**	(13)	(44)	(28)	(61)
Production costs	**(5,076)**	(4,784)	(3,859)	(17,695)	(13,442)	**(511)**	(616)	(570)	(2,150)	(1,916)
Amortisation of tangible assets	**(1,387)**	(1,111)	(1,063)	(4,620)	(3,980)	**(140)**	(143)	(158)	(560)	(567)
Amortisation of intangible assets	**(9)**	(4)	(3)	(21)	(14)	**(1)**	-	-	(2)	(2)
Total production costs	**(6,472)**	(5,899)	(4,925)	(22,336)	(17,436)	**(652)**	(759)	(728)	(2,712)	(2,485)
Inventory change	**(456)**	(249)	(18)	(222)	195	**(47)**	(32)	(3)	(16)	27
	(6,928)	(6,148)	(4,943)	(22,558)	(17,241)	**(698)**	(790)	(731)	(2,728)	(2,458)

Rounding of figures may result in computational discrepancies.

4. Gain (loss) on non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	**(348)**	(519)	740	(2,145)	2,033	**(35)**	(66)	110	(264)	291
Realised loss on other commodity contracts	**-**	-	-	(253)	-	**-**	-	-	(32)	-
Loss on accelerated settlement of non-hedge derivatives	**-**	-	-	(7,764)	-	**-**	-	-	(979)	-
Gain (loss) on unrealised non-hedge derivatives	**898**	666	(3,829)	3,774	(7,305)	**260**	158	(575)	965	(1,099)
Unrealised gain (loss) on other commodity physical borrowings	**48**	1	(4)	74	23	**5**	-	(1)	8	3
Provision reversed (accrued) for gain (loss) on future deliveries of other commodities	**-**	-	167	37	80	**-**	-	25	5	13
	598	148	(2,927)	(6,277)	(5,169)	**230**	92	(441)	(297)	(792)

5. Other operating income (expenses)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**80**	(24)	52	8	(23)	**8**	(3)	7	(2)	(3)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**(20)**	(49)	(30)	(37)	(97)	**(2)**	(6)	(4)	(4)	(15)
Miscellaneous	**1**	-	-	-	(14)	**-**	-	-	-	(2)
	61	(73)	22	(29)	(134)	**6**	(9)	3	(6)	(20)

6. Operating special items

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reimbursement (under provision) of indirect tax expenses	**148**	1	(102)	198	(136)	**15**	-	(14)	22	(19)
Siguiri royalty payment calculation dispute with the Guinean Administration	**(26)**	-	(27)	(26)	(27)	**(3)**	-	(4)	(3)	(4)
ESOP and BEE costs resulting from rights offer	-	-	-	(76)	-	**-**	-	-	(10)	-
Contractor termination costs at Iduapriem	**(10)**	-	-	(10)	-	**(1)**	-	-	(1)	-
Impairment net of reversals of tangible assets (note 9)	**(14,786)**	(3)	(5)	(14,792)	(6)	**(1,492)**	-	(1)	(1,493)	(1)
Impairment of goodwill (note 9)	**(1,080)**	-	-	(1,080)	-	**(109)**	-	-	(109)	-
Recovery of exploration costs	**-**	34	(20)	35	29	**-**	4	(3)	5	4
(Loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 9)	**(55)**	82	(55)	381	79	**(4)**	11	(9)	52	10
Impairment of investments (note 9)	**(42)**	-	-	(42)	-	**(6)**	-	-	(6)	-
(Loss) profit on disposal of investment in Nufcor International Limited (note 9)	**(4)**	(12)	-	14	-	**-**	(2)	-	2	-
Nufcor Uranium trust contributions by other members (note 9)	**-**	19	-	19	-	**-**	3	-	3	-
Buildings located at Siguiri destroyed by fire (note 9)	**-**	-	(23)	-	(23)	**-**	-	(3)	-	(3)
	(15,855)	121	(233)	(15,379)	(84)	**(1,600)**	16	(34)	(1,538)	(13)

Rounding of figures may result in computational discrepancies.

7. Taxation

	Quarter ended Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Restated Unaudited	Year ended Dec 2008 Unaudited	Dec 2007 Restated Unaudited	Quarter ended Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Restated Unaudited	Year ended Dec 2008 Unaudited	Dec 2007 Restated Unaudited
			SA Rand million					US Dollar million		
Current tax										
Normal taxation	**(44)**	(103)	(293)	(524)	(1,269)	**(4)**	(15)	(44)	(71)	(181)
Disposal of tangible assets (note 9)	**(3)**	(2)	(9)	(10)	(40)	**-**	-	(1)	(1)	(6)
Over (under) provision prior year	**18**	(4)	-	(1)	(22)	**1**	-	-	-	(2)
	(29)	(109)	(302)	(535)	(1,331)	**(3)**	(15)	(45)	(72)	(189)
Deferred taxation										
Temporary differences	**(610)**	(446)	(71)	(210)	(45)	**(61)**	(57)	(11)	(13)	(7)
Unrealised non-hedge derivatives and other commodity contracts	**(254)**	(9)	337	(1,219)	681	**(14)**	4	50	(132)	100
Disposal and impairment of tangible assets (note 9)	**3,933**	(13)	(2)	3,915	18	**397**	(2)	-	395	3
Change in estimated deferred tax rate	**(62)**	-	34	(62)	(57)	**(6)**	-	5	(6)	(8)
Change in statutory tax rate	**1**	-	-	190	-	**-**	-	-	25	-
	3,008	(468)	298	2,614	597	**316**	(55)	44	269	88
Total taxation	**2,978**	(577)	(4)	2,078	(734)	**313**	(69)	(1)	197	(101)

8. Discontinued Operations

The Ergo surface dump reclamation, which forms part of the South Africa operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Restated Unaudited	Year ended Dec 2008 Unaudited	Dec 2007 Restated Unaudited	Quarter ended Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Restated Unaudited	Year ended Dec 2008 Unaudited	Dec 2007 Restated Unaudited
			SA Rand million					US Dollar million		
Gold income	**-**	-	-	-	5	**-**	-	-	-	1
Cost of sales	**4**	(4)	31	(17)	15	**-**	(1)	5	(2)	2
Gross profit (loss)	**4**	(4)	31	(17)	20	**-**	(1)	5	(2)	3
Other (expenses) income	**(4)**	8	10	9	10	**-**	1	2	1	2
Profit (loss) before taxation	**-**	4	41	(8)	30	**-**	1	6	(1)	5
Normal taxation	**4**	1	-	(17)	(2)	**-**	-	-	(2)	-
Deferred tax	**-**	-	(1)	(1)	(21)	**-**	-	-	-	(4)
Net profit (loss) after tax	**4**	5	40	(26)	7	**-**	1	6	(3)	1
Profit on disposal of assets (note 9)	**-**	1	-	218	-	**-**	-	-	27	-
Deferred tax on disposal of assets (note 9)	**-**	-	-	6	-	**-**	-	-	1	-
Profit from discontinued operations	**4**	6	41	198	7	**-**	1	6	25	1

The Ergo reclamation surface operation, which formed part of the South African operations and was included under South Africa for segmental reporting, reached the end of its useful life on 1 February 2005 and mining operations ceased on 31 March 2005. The site restoration activities continued after the mining operation was discontinued.

On 8 June 2007, AngloGold Ashanti sold the remaining assets of Ergo, the surface reclamation operation east of Johannesburg, to a consortium of Mintails South Africa (Pty) Limited / DRD South African operations (Pty) Limited. The Competition Commissioner approved the transaction on 5 May 2008 without conditions. One of the main resolutive conditions which is still outstanding, is the approval by the Minister of the cession of the mining rights from AngloGold Ashanti to ERGO Mining (Pty) Limited currently owned by Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited. The environmental rehabilitation liability remains with AngloGold Ashanti until all the resolutive sale conditions have been met.

Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
(Loss) profit attributable to equity shareholders	(11,869)	(247)	(3,199)	(16,105)	(4,269)	(1,016)	51	(482)	(1,195)	(668)
Impairment net of reversals of tangible assets (note 6)	14,786	3	5	14,792	6	1,492	-	1	1,493	1
Impairment of goodwill (note 6)	1,080	-	-	1,080	-	109	-	-	109	-
Impairment of investments (note 6)	42	-	-	42	-	6	-	-	6	-
Profit on disposal and abandonment of assets (note 6)	55	(101)	78	(400)	(56)	4	(14)	12	(55)	(7)
Loss (profit) on disposal of investment in associate (note 6)	4	12	-	(14)	-	-	2	-	(2)	-
Profit on disposal of discontinued assets (note 8)	-	(1)	-	(218)	-	-	-	-	(27)	-
Impairment of investment in associate	347	21	10	389	161	35	3	1	39	23
Profit on disposal of assets in associate	-	-	-	(30)	-	-	-	-	(3)	-
Taxation on items above - current portion (note 7)	3	2	9	10	40	-	-	1	1	6
Taxation on items above - deferred portion (note 7)	(3,933)	13	2	(3,915)	(18)	(397)	2	-	(395)	(3)
Discontinued operations taxation on items above (note 8)	-	-	-	(6)	-	-	-	-	(1)	-
Headline earnings (loss)	**516**	**(298)**	**(3,095)**	**(4,375)**	**(4,136)**	**234**	**44**	**(466)**	**(30)**	**(648)**
Cents per share [1]										
Headline earnings (loss)	145	(86)	(1,099)	(1,379)	(1,470)	66	13	(165)	(9)	(230)

[1] Calculated on the basic weighted average number of ordinary shares.

10. Shares

	Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Authorised:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid:					
Ordinary shares in issue	353,483,410	350,677,750	277,457,471	353,483,410	277,457,471
E ordinary shares in issue	3,966,941	4,002,887	4,140,230	3,966,941	4,140,230
Total ordinary shares:	357,450,351	354,680,637	281,597,701	357,450,351	281,597,701
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	351,517,689	342,692,446	277,119,778	312,610,124	276,805,309
E ordinary shares	3,980,034	4,018,901	4,080,713	4,046,364	4,117,815
Fully vested options	440,430	405,584	457,601	547,460	531,983
Weighted average number of shares	355,938,153	347,116,931	281,658,092	317,203,948	281,455,107
Dilutive potential of share options	-	786,816	-	-	-
Diluted number of ordinary shares [1]	355,938,153	347,903,747	281,658,092	317,203,948	281,455,107

[1] *The basic and diluted number of ordinary shares is the same for the December 2008 quarter, December 2007 quarter, year ended December 2008 and year ended December 2007 as the effects of shares for performance related options are anti-dilutive.*

Rounding of figures may result in computational discrepancies.

11. Share capital and premium

	As at			As at		
	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Sep 2008	Dec 2007
			Restated		Restated [1]	Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**23,322**	23,322	23,045	**3,425**	3,425	3,292
Ordinary shares issued	**14,946**	14,140	283	**1,875**	1,794	40
E ordinary shares cancelled	**(22)**	(17)	(6)	**(2)**	(2)	(1)
Translation	**-**	-	-	**(1,253)**	(687)	94
Sub-total	**38,246**	37,445	23,322	**4,045**	4,530	3,425
Redeemable preference shares held within the group	**(312)**	(312)	(312)	**(33)**	(38)	(46)
Ordinary shares held within the group	**(273)**	(278)	(292)	**(29)**	(34)	(43)
E ordinary shares held within group	**(325)**	(330)	(347)	**(34)**	(40)	(51)
Balance at end of period	**37,336**	36,525	22,371	**3,949**	4,418	3,285

[1] *The September 2008 quarter has been restated to reflect the shares issued for Golden Cycle Corporation and the rights issue at the rate prevailing on the transaction date.*

12. Retained earnings and other reserves

SA Rand million	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehensive income	Retained earnings and other reserves	Minority interests	Total
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)	436	(752)
Actuarial loss recognised				(99)		(99)		(99)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,407	1,407	14	1,421
Net loss on cash flow hedges					(1,161)	(1,161)	(12)	(1,173)
Hedge ineffectiveness					69	69		69
Gain on available-for-sale financial assets					8	8		8
Share-based payment for share awards					190	190		190
Deferred taxation on items above				36	-	36		36
(Loss) profit for the year	(4,269)					(4,269)	222	(4,047)
Dividends	(919)					(919)	(131)	(1,050)
Acquisition of minority interest [1]	(81)					(81)	(91)	(172)
Transfers to foreign currency translation reserve	(41)		41			-		-
Translation			(139)		(21)	(160)	(9)	(169)
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)	429	(5,738)
Actuarial losses recognised				(364)		(364)		(364)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,758	1,758	24	1,782
Net loss on cash flow hedges					(719)	(719)	(2)	(721)
Hedge ineffectiveness					64	64		64
Realised losses on capital hedges					(18)	(18)		(18)
Loss on available-for-sale financial assets					(74)	(74)		(74)
Release on disposal of available-for-sale financial assets					(9)	(9)		(9)
Share-based payment for share awards					118	118		118
Deferred taxation on items above				124	(243)	(119)		(119)
(Loss) profit for the year	(16,105)					(16,105)	323	(15,783)
Dividends	(324)					(324)	(131)	(455)
Acquisition of minority interest [1]	(914)					(914)	6	(908)
Transfers to foreign currency translation reserve	(12)		12			-		-
Translation			8,713	1	(221)	8,493	142	8,634
Balance at December 2008	(22,879)	138	9,063	(347)	(355)	(14,380)	790	(13,590)

Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves

US Dollar million	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehensive income	Retained earnings and other reserves	Minority interests	Total
Balance at December 2006	(209)	20	241	(6)	(215)	(169)	62	(107)
Actuarial loss recognised				(14)		(14)		(14)
Net loss on cash flow hedges removed from equity and reported in gold sales					200	200	2	202
Net loss on cash flow hedges					(166)	(166)	(2)	(168)
Hedge ineffectiveness					10	10		10
Gain on available-for-sale financial assets					1	1		1
Share-based payment for share awards					27	27		27
Deferred taxation on items above				5	-	5		5
(Loss) profit for the year	(668)					(668)	32	(636)
Dividends	(125)					(125)	(19)	(144)
Acquisition of minority interest [(1)]	(12)					(12)	(13)	(25)
Transfers to foreign currency translation reserve	(6)		6			-		-
Translation		-	11	(1)	(5)	5	1	6
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)	63	(843)
Actuarial losses recognised				(44)		(44)		(44)
Net loss on cash flow hedges removed from equity and reported in gold sales					213	213	3	216
Net loss on cash flow hedges					(87)	(87)	-	(87)
Hedge ineffectiveness					8	8		8
Realised losses on capital hedges					(2)	(2)		(2)
Loss on available-for-sale financial assets					(9)	(9)		(9)
Release on disposal of available-for-sale financial assets					(1)	(1)		(1)
Share-based payment for share awards					14	14		14
Deferred taxation on items above				15	(27)	(12)		(12)
(Loss) profit for the year	(1,195)					(1,195)	40	(1,155)
Dividends	(41)					(41)	(17)	(58)
Acquisition of minority interest [(1)]	(111)					(111)	1	(110)
Transfers to foreign currency translation reserve	(1)		1			-		-
Translation		(5)	648	8	1	652	(7)	645
Balance at December 2008	**(2,368)**	**15**	**907**	**(37)**	**(38)**	**(1,521)**	**83**	**(1,438)**

[(1)] With effect from 1 July 2008, AngloGold Ashanti acquired the remaining 33% shareholding in Cripple Creek and Victor Gold Mining Company from Golden Cycle Gold Corporation. Effective 1 September 2008, AngloGold Ashanti acquired a 70% interest in the Gansu Joint Venture and on 1 September 2007, AngloGold Ashanti acquired the remaining effective 15% minorities of Iduapriem.

13. Borrowings

On 20 November, 2008, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a $1 billion syndicated term loan facility agreement (the "2008 Term Facility"). The 2008 Term Facility is available to be drawn during February 2009 to redeem the $1 billion convertible bond due 27 February 2009 issued by AngloGold Ashanti Holdings plc upon its maturity, in full and for general corporate purposes.

The 2008 Term Facility is for an initial one year period from the date of first drawdown and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until 30 November 2010. The amounts drawn under the 2008 Term Facility will bear an interest margin over the lenders' cost of funds (subject to a cap of 1.75 times applicable LIBOR) of 4.25% until six months after the date of first drawdown and 5.25% thereafter. Interest is payable quarterly. AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the 2008 Term Facility.

AngloGold Ashanti's interest expense will increase substantially as a result of the higher interest rates and fees associated with the 2008 Term Facility. These fees will be amortized over the expected term of the 2008 Term Facility.

Rounding of figures may result in computational discrepancies.

Based on an assumed cost of funds of 100 basis points and assuming that the Term Facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the Term Facility is estimated at approximately 10% per annum. The actual interest expense in 2009, will depend upon the amount actually drawn under the 2008 Term Facility, the lenders' actual costs of funds and prevailing LIBOR rates and will be partially mitigated by the application of the proceeds from the Boddington transaction that was announced in January 2009.

Amounts outstanding under the 2008 Term Facility may be prepaid at any time prior to the maturity date. AngloGold Ashanti intends to refinance the 2008 Term Facility through one or more of the following: the proceeds of asset sales (which may include the sale of significant assets), long-term debt financing and/or the issuance of an equity linked instrument. The nature and timing of the refinancing of the 2008 Term Facility will depend upon market conditions.

14. Derivatives

The reduction of non-hedge derivatives (fair valued on the balance sheet) during 2008 is as a result of the accelerated hedge close outs implemented during the year and the implementation of FAS157.

15. Exchange rates

	Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Unaudited
ZAR/USD average for the year to date	8.25	7.69	7.03
ZAR/USD average for the quarter	9.92	7.77	6.76
ZAR/USD closing	9.46	8.27	6.81
ZAR/AUD average for the year to date	6.93	7.02	5.89
ZAR/AUD average for the quarter	6.67	6.86	6.00
ZAR/AUD closing	6.57	6.66	5.98
BRL/USD average for the year to date	1.84	1.69	1.95
BRL/USD average for the quarter	2.28	1.67	1.78
BRL/USD closing	2.34	1.93	1.78
ARS/USD average for the year to date	3.16	3.11	3.12
ARS/USD average for the quarter	3.33	3.04	3.15
ARS/USD closing	3.45	3.12	3.15

16. Capital commitments

	Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Audited	Dec 2008 Unaudited	Sep 2008 Unaudited	Dec 2007 Audited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	1,414	2,292	2,968	162	277	436

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

Rounding of figures may result in computational discrepancies.

17. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 31 December 2008 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.

Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the West Wits Area. This can be attributable to a long period of gold and uranium mining activity by a number of mining companies, as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are underway to confirm, quantify and, if necessary, address these impacts. It is however too early in the process to make an estimate of the liability.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($11m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $34m Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $21m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now discussing the case at the judicial sphere. The company's attributable share of the assessment is approximately $6m.

Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração and Mineração Serra Grande are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12m.

18. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amount to an attributable $27m at 31 December 2008 (30 September 2008: attributable $42m). The last audited value added tax return was for the period ended 30 June 2008 and at the balance sheet date an attributable $20m was audited and $7m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $5m at 31 December 2008 (30 September 2008: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts due to Sadiola and Yatela. These amounts outstanding at Sadiola and Yatela have been discounted at 18% based on the provisions of the proposed protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of 6.0%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 December 2008 (30 September 2008: $16m). The last audited value added tax return was for the period ended 30 November 2008 and at the balance sheet date was $16m. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $37m at 30 December 2008 (30 September 2008: $42m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $16m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $21m have not yet been lodged. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

19. Announcements

On 30 September 2008 AngloGold Ashanti announced that following the publication the unaudited results for the quarter and six months ended 30 June 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense was reduced by R641 million (US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti decided to revise its results for the quarter and six months ended 30 June 2008. It is anticipated that the audit report for the year ended on 31 December 2008 will include a reference to the above.

On 17 October 2008, AngloGold Ashanti announced that it had been notified of an unsolicited below-market "mini-tender offer" by TRC Capital Corporation of Toronto, Canada to purchase up to approximately 4,000,000 American depositary shares ("ADSs") of AngloGold Ashanti Limited (each of which represents one ordinary share), representing approximately 1.14% of AngloGold Ashanti's outstanding share capital, at a price of US$18.00 per ADS. AngloGold Ashanti cautions shareholders that this offer represented a 2.65% discount to the US$18.49 closing price of ADSs on the New York Stock Exchange on 15 October, 2008, the day prior to the date of the offer and a 2.39% discount to the US$18.44 closing price of ADSs on 16 October, 2008.

On 21 November 2008, AngloGold Ashanti Limited announced that it had entered into a US$1 billion term loan facility agreement (the "Term Facility") with Standard Chartered Bank to refinance its convertible bond.

The Term Facility would be drawn during February 2009 for the purpose of repaying the US$1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and the Term Facility is extendable, if required, at the option of AngloGold Ashanti until 30 November 2010.

The terms and covenants of the Term Facility are similar to those of AngloGold Ashanti's existing US$1.15 billion Revolving Credit Facility, save that the amounts drawn under the Term Facility will bear an interest margin of 4.25% for the first six months after the first drawdown and 5.25% thereafter.

On 15 December 2008, further to its announcement of 31 July 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited ("SBG") and its wholly-owned subsidiary, São Bento Mineração S.A. ("SBMSA") from Eldorado Gold Corporation ("Eldorado") for a consideration of US$70 million. The purchase price was settled through the issuance of 2,701,660 AngloGold Ashanti shares.

The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil. The acquisition of the São Bento mine provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base.

On 23 January 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increase for the Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located 330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70% owned by AngloGold Ashanti Australia (the manager) and 30% by Independence Group NL. The Measured, Indicated and Inferred Mineral Resource for the project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold. This represents an increase of approximately 1 million ounces from the first Mineral Resource estimate released for the project in December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence. AngloGold Ashanti Australia's share of the upgraded resource is 3.51 Moz.

On 28 January 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect 33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an aggregate consideration of up to US$1.1 billion (the "Transaction").

The Transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the Company's balance sheet, result in lower financing costs due to early repayment of the recently announced US$1.0 billion bridge facility and create additional flexibility to participate in further investment and growth opportunities.

20. **Dividend**

The directors have today declared Final Dividend No. 105 of 50 (Final Dividend No. 103: 53) South African cents per ordinary share for the year ended 31 December 2008. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)

Each CDI represents one-fifth of an ordinary share.

	2009
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 26 February
Last date to trade ordinary shares cum dividend	Friday, 27 February
Last date to register transfers of certificated securities cum dividend	Friday, 27 February
Ordinary shares trade ex dividend	Monday, 2 March
Record date	Friday, 6 March
Payment date	Friday, 13 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker. To comply with the further requirements of Strate, between Monday, 2 March 2009 and Friday, 6 March 2009, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares

Each American Depositary Share (ADS) represents one ordinary share.

	2009
Ex dividend on New York Stock Exchange	Wednesday, 4 March
Record date	Friday, 6 March
Approximate date for currency conversion	Friday, 13 March
Approximate payment date of dividend	Monday, 23 March

Assuming an exchange rate of R9.84/$1, the dividend payable on ADS is equivalent to 5.1 US cents. This compares with the final dividend of 6.6 US cents per ADS paid on 17 March 2008. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)

100 GhDSs represent one ordinary share.

	2009
Last date to trade and to register GhDSs cum dividend	Friday, 27 February
GhDSs trade ex dividend	Monday, 2 March
Record date	Thursday, 5 March
Approximate payment date of dividend	Monday, 16 March

Assuming an exchange rate of R1/¢0.1341, the dividend payable per GhDS is equivalent to 0.067 cedis. This compares with the final dividend of 0.065 cedis per Ghanaian Depositary Share (GhDS) payable on 10 March 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors declared Dividend No. E5 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 13 March 2009.

By order of the Board

R P EDEY
Chairman

M CUTIFANI
Chief Executive Officer

6 February 2009

Segmental reporting

for the quarter and year ended 31 December 2008

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**3,508**	2,986	2,292	12,068	9,843	**353**	388	339	1,466	1,399
Argentina	**397**	241	198	984	988	**40**	31	30	116	140
Australia	**937**	582	684	2,338	2,437	**94**	75	101	280	348
Brazil	**993**	719	495	2,739	2,001	**100**	93	73	330	285
Ghana	**968**	937	601	3,982	2,365	**98**	119	89	486	337
Guinea	**682**	601	492	2,724	1,483	**69**	77	73	334	211
Namibia	**141**	85	96	327	364	**14**	11	14	39	52
Tanzania	**360**	397	111	2,628	807	**36**	52	16	328	114
USA	**531**	303	280	1,984	813	**54**	39	41	240	116
	8,517	6,851	5,249	29,774	21,101	**858**	885	777	3,619	3,002
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**1,243**	536	502	(253)	2,845	**126**	71	74	(55)	403
Argentina	**17**	(129)	58	(260)	338	**2**	(16)	9	(34)	48
Australia	**88**	(77)	228	(480)	960	**9**	(10)	34	(61)	137
Brazil	**415**	239	277	472	987	**42**	31	41	53	141
Ghana	**(288)**	(181)	(150)	(1,210)	25	**(29)**	(23)	(22)	(145)	3
Guinea	**142**	79	44	222	101	**14**	10	7	27	14
Mali	**183**	65	165	(252)	646	**18**	9	24	(34)	92
Namibia	**23**	9	19	(12)	90	**2**	1	3	(2)	13
Tanzania	**(570)**	(350)	(110)	(1,545)	52	**(58)**	(44)	(16)	(181)	6
USA	**195**	92	190	155	518	**20**	12	28	16	74
Other	**(24)**	(34)	86	23	28	**(3)**	(4)	13	4	4
Sub-total	**1,425**	249	1,309	(3,140)	6,590	**143**	37	195	(412)	935
Less equity accounted investments	**(184)**	(65)	(263)	195	(697)	**(18)**	(9)	(40)	28	(100)
	1,241	184	1,046	(2,945)	5,893	**125**	28	155	(384)	835
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives										
South Africa	**1,243**	536	502	3,883	2,845	**126**	71	74	466	403
Argentina	**17**	(129)	58	(104)	338	**2**	(16)	9	(14)	48
Australia	**88**	(77)	228	256	960	**9**	(10)	34	32	137
Brazil	**415**	239	277	1,252	987	**42**	31	41	152	141
Ghana	**(288)**	(181)	(150)	(385)	25	**(29)**	(23)	(22)	(41)	3
Guinea	**142**	79	44	601	101	**14**	10	7	75	14
Mali	**183**	65	165	618	646	**18**	9	24	75	92
Namibia	**23**	9	19	55	90	**2**	1	3	7	13
Tanzania	**(570)**	(350)	(110)	(1,054)	52	**(58)**	(44)	(16)	(119)	6
USA	**195**	92	190	601	518	**20**	12	28	73	74
Other	**(24)**	(34)	86	(102)	28	**(3)**	(4)	13	(13)	4
Sub-total	**1,425**	249	1,309	5,621	6,590	**143**	37	195	693	935
Less equity accounted investments	**(184)**	(65)	(263)	(549)	(697)	**(18)**	(9)	(40)	(67)	(100)
	1,241	184	1,046	5,072	5,893	**125**	28	155	626	835

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

Gold production [1]

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	kg					oz (000)				
South Africa	**16,185**	16,733	17,503	65,283	72,429	**520**	538	563	2,099	2,328
Argentina	**1,752**	1,350	1,597	4,799	6,338	**56**	43	51	154	204
Australia	**2,651**	3,590	4,673	13,477	18,675	**85**	115	150	433	600
Brazil	**3,346**	3,207	3,480	12,669	12,689	**108**	103	112	407	408
Ghana	**4,823**	4,428	3,998	17,328	16,388	**155**	142	129	557	527
Guinea	**2,533**	2,235	2,567	10,350	8,715	**81**	72	83	333	280
Mali	**3,489**	3,003	3,536	12,707	13,703	**112**	97	114	409	441
Namibia	**614**	540	624	2,126	2,496	**20**	17	20	68	80
Tanzania	**1,614**	2,296	1,801	8,203	10,166	**52**	74	58	264	327
USA	**2,422**	1,955	2,778	8,016	8,766	**78**	63	89	258	282
	39,429	39,336	42,556	154,958	170,365	**1,268**	1,265	1,368	4,982	5,477

Capital expenditure [1]

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
South Africa	**815**	786	881	2,779	2,535	**81**	101	128	337	361
Argentina	**39**	28	49	135	141	**4**	4	7	16	20
Australia	**1,054**	936	651	3,618	1,975	**105**	121	95	439	281
Brazil	**263**	238	204	909	995	**26**	31	30	110	142
Ghana	**533**	383	260	1,370	836	**57**	49	38	166	119
Guinea	**34**	51	38	178	146	**3**	7	6	22	21
Mali	**30**	8	26	61	61	**3**	1	4	7	9
Namibia	**34**	18	24	98	43	**4**	2	3	12	6
Tanzania	**105**	103	78	433	187	**10**	13	11	53	27
USA	**37**	45	33	221	161	**3**	6	5	27	23
Other	**50**	27	71	103	364	**5**	3	12	12	50
	2,994	2,623	2,315	9,905	7,444	**302**	338	339	1,201	1,059

Total assets

	As at Dec 2008	As at Sep 2008	As at Dec 2007	As at Dec 2008	As at Sep 2008	As at Dec 2007
	Unaudited	Unaudited	Restated Unaudited	Unaudited	Unaudited	Restated Unaudited
	SA Rand million			US Dollar million		
South Africa	**17,599**	17,071	15,616	**1,861**	2,065	2,293
Argentina	**2,121**	1,923	1,659	**224**	233	244
Australia	**12,936**	11,982	8,705	**1,368**	1,449	1,278
Brazil	**7,795**	5,941	4,826	**824**	719	709
Ghana	**9,576**	16,582	13,301	**1,013**	2,006	1,953
Guinea	**3,028**	2,668	2,127	**320**	323	312
Mali [2]	**2,110**	2,173	1,728	**223**	263	254
Namibia	**668**	617	536	**71**	75	79
Tanzania	**7,895**	12,112	9,654	**835**	1,465	1,418
USA	**5,422**	4,592	3,608	**573**	555	530
Other	**7,052**	5,704	4,353	**748**	688	638
	76,202	81,365	66,113	**8,060**	9,842	9,708

[1] Gold production and capital expenditure includes equity accounted investments.

[2] Investment held.

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 9)	**516**	(298)	(3,095)	(4,375)	(4,136)	**234**	44	(466)	(30)	(648)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(946)**	(667)	3,666	(3,885)	7,202	**(265)**	(158)	551	(978)	1,083
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 7)	**254**	9	(337)	1,219	(681)	**14**	(4)	(50)	132	(100)
Associate's and equity accounted joint ventures share of (gain) loss on unrealised non-hedge derivatives and other commodity contracts in associates	**-**	-	(4)	31	(89)	**-**	-	(1)	4	(11)
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts	**-**	-	1	(2)	8	**-**	-	-	-	1
Fair value adjustment on option component of convertible bond	**(2)**	-	(115)	(185)	(333)	**-**	-	(17)	(25)	(47)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**(178)**	(956)	117	(7,197)	1,971	**(17)**	(119)	18	(897)	278
Cents per share [2]										
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**(50)**	(275)	42	(2,269)	700	**(5)**	(34)	6	(283)	99

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
- The unrealised fair value change on the option component of the convertible bond; and
- The unrealised fair value change on the onerous uranium contracts.

[2] Calculated on the basic weighted average number of ordinary shares.

B Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated	Dec 2008	Sep 2008	Dec 2007 Restated	Dec 2008	Dec 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts:										
Gross profit (loss)	**2,187**	851	(2,621)	939	(1,309)	**390**	186	(395)	594	(248)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(946)**	(667)	3,666	(3,885)	7,202	**(265)**	(158)	551	(978)	1,083
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**1,241**	184	1,046	(2,945)	5,893	**125**	28	155	(384)	835
Realised loss on other commodity contracts (note 4)	**-**	-	-	253	-	**-**	-	-	32	-
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	7,764	-	**-**	-	-	979	-
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	**1,241**	184	1,046	5,072	5,893	**125**	28	155	626	835

Rounding of figures may result in computational discrepancies.

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007	Dec 2008	Sep 2008	Dec 2007	Dec 2008	Dec 2007
			Restated		Restated			Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
C Price received										
Gold income (note 2)	**8,517**	6,851	5,249	29,774	21,101	**858**	885	777	3,619	3,002
Adjusted for minority interests	**(308)**	(256)	(211)	(1,078)	(889)	**(31)**	(33)	(32)	(131)	(127)
	8,209	6,595	5,038	28,696	20,212	**827**	852	745	3,488	2,875
(Loss) gain on realised non-hedge derivatives (note 4)	**(348)**	(519)	740	(2,145)	2,033	**(35)**	(66)	110	(264)	291
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	(7,764)	-	**-**	-	-	(979)	-
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**748**	473	534	1,568	1,951	**75**	61	80	185	278
Attributable gold income including realised non-hedge derivatives	**8,609**	6,550	6,313	20,355	24,196	**867**	847	934	2,430	3,444
Attributable gold sold - kg / - oz (000)	**39,249**	40,902	42,278	155,954	170,265	**1,262**	1,315	1,359	5,014	5,474
Revenue price per unit - R/kg / - $/oz	**219,329**	160,127	149,312	130,522	142,107	**687**	644	687	485	629
Attributable gold income including realised non-hedge derivatives as above	**8,609**	6,550	6,313	20,355	24,196	**867**	847	934	2,430	3,444
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	7,764	-	**-**	-	-	979	-
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives	**-**	-	-	871	-	**-**	-	-	109	-
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives	**8,609**	6,550	6,313	28,990	24,196	**867**	847	934	3,518	3,444
Attributable gold sold - kg / - oz (000)	**39,249**	40,902	42,278	155,954	170,265	**1,262**	1,315	1,359	5,014	5,474
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz	**219,329**	160,127	149,312	185,887	142,107	**687**	644	687	702	629
D Total costs										
Total cash costs (note 3)	**5,062**	4,668	3,469	17,405	12,889	**510**	601	513	2,113	1,836
Adjusted for minority interests and non-gold producing companies	**(204)**	(240)	46	(741)	(246)	**(21)**	(31)	7	(90)	(34)
Associate's and equity accounted joint ventures share of total cash costs	**457**	349	219	1,538	1,070	**46**	45	32	187	152
Total cash costs adjusted for minority interests and non-gold producing companies	**5,315**	4,777	3,734	18,202	13,713	**535**	615	552	2,210	1,954
Retrenchment costs (note 3)	**16**	14	88	72	131	**2**	2	13	9	19
Rehabilitation and other non-cash costs (note 3)	**(2)**	102	302	218	422	**-**	13	44	28	61
Amortisation of tangible assets (note 3)	**1,387**	1,111	1,063	4,620	3,980	**140**	143	158	560	567
Amortisation of intangible assets (note 3)	**9**	4	3	21	14	**1**	-	-	2	2
Adjusted for minority interests and non-gold producing companies	**(58)**	(63)	(42)	(209)	(146)	**(6)**	(8)	(6)	(25)	(21)
Associate's and equity accounted joint ventures share of production costs	**126**	72	59	343	186	**13**	9	8	40	27
Total production costs adjusted for minority interests and non-gold producing companies	**6,794**	6,016	5,207	23,267	18,300	**684**	774	770	2,824	2,609
Gold produced - kg / - oz (000)	**39,429**	39,336	42,556	154,958	170,365	**1,268**	1,265	1,368	4,982	5,477
Total cash cost per unit - R/kg / -$/oz	**134,813**	121,440	87,744	117,462	80,490	**422**	486	404	444	357
Total production cost per unit - R/kg / -$/oz	**172,312**	152,945	122,344	150,149	107,415	**540**	612	563	567	476
E EBITDA										
Operating (loss) profit	**(14,309)**	415	(3,315)	(16,709)	(3,360)	**(1,275)**	130	(498)	(1,220)	(542)
Amortisation of tangible assets (note 3)	**1,387**	1,111	1,063	4,620	3,980	**140**	143	158	560	567
Amortisation of intangible assets (note 3)	**9**	4	3	21	14	**1**	-	-	2	2
Impairment net of reversals of tangible assets (note 6)	**14,786**	3	5	14,792	6	**1,492**	-	1	1,493	1
Impairment of goodwill (note 6)	**1,080**	-	-	1,080	-	**109**	-	-	109	-
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(946)**	(667)	3,666	(3,885)	7,202	**(265)**	(158)	551	(978)	1,083
Loss on realised other commodity contracts (note 4)	**-**	-	-	253	-	**-**	-	-	32	-
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	7,764	-	**-**	-	-	979	-
Share of associates' EBITDA	**279**	97	252	820	802	**28**	13	38	98	115
Discontinued operations EBITDA (note 8)	**4**	(4)	41	(17)	30	**-**	(1)	6	(2)	5
Loss (profit) on disposal and abandonment of assets (note 6)	**55**	(101)	78	(400)	(56)	**4**	(14)	12	(55)	(7)
Impairment of investments (note 6)	**42**	-	-	42	-	**6**	-	-	6	-
Loss (profit) on disposal of investment in associate (note 6)	**4**	12	-	(14)	-	**-**	2	-	(2)	-
	2,391	869	1,795	8,367	8,618	**241**	116	266	1,022	1,224

Rounding of figures may result in computational discrepancies.

		Quarter ended			Year ended		Quarter ended			Year ended	
		Dec	Sep	Dec	Dec	Dec	Dec	Sep	Dec	Dec	Dec
		2008	2008	2007	2008	2007	2008	2008	2007	2008	2007
				Restated		Restated			Restated		Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million				
F	**Interest cover**										
	EBITDA (note E)	**2,391**	869	1,795	8,367	8,618	**241**	116	266	1,022	1,224
	Finance costs	**225**	235	227	926	845	**23**	30	34	114	120
	Capitalised finance costs	**75**	79	25	263	68	**8**	10	4	32	10
		300	314	252	1,189	913	**31**	40	38	146	130
	Interest cover - times	**8**	3	7	7	9	**8**	3	7	7	9
G	**Free cash flow**										
	Net cash inflow (outflow) from operating activities	**2,678**	(7,108)	1,181	(3,127)	6,085	**221**	(899)	176	(529)	866
	Stay-in-business capital expenditure	**(1,317)**	(1,173)	(1,202)	(4,452)	(3,726)	**(132)**	(151)	(176)	(540)	(530)
		1,361	(8,281)	(21)	(7,579)	2,359	**89**	(1,050)	0	(1,069)	336

		As at	As at	As at	As at	As at	As at
		Dec	Sep	Dec	Dec	Sep	Dec
		2008	2008	2007	2008	2008	2007
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million			US Dollar million		
H	**Net asset value - cents per share**						
	Total equity	**23,746**	30,601	16,633	**2,511**	3,702	2,442
	Number of ordinary shares in issue - million (note 10)	**357**	355	282	**357**	355	282
	Net asset value - cents per share	**6,643**	8,628	5,907	**702**	1,044	867
	Total equity	**23,746**	30,601	16,633	**2,511**	3,702	2,442
	Intangible assets	**(1,403)**	(3,287)	(2,859)	**(148)**	(398)	(420)
		22,343	27,314	13,774	**2,363**	3,304	2,022
	Number of ordinary shares in issue - million (note 10)	**357**	355	282	**357**	355	282
	Net tangible asset value - cents per share	**6,251**	7,701	4,891	**661**	932	718
I	**Net debt**						
	Borrowings - long-term portion	**8,224**	6,865	10,416	**870**	830	1,529
	Borrowings - short-term portion	**10,046**	8,581	2,173	**1,063**	1,038	319
	Total borrowings	**18,270**	15,446	12,589	**1,933**	1,868	1,848
	Corporate office lease	**(254)**	(253)	(249)	**(27)**	(31)	(37)
	Unamortised portion on the convertible bond	**(38)**	74	157	**(4)**	8	23
	Cash restricted for use	**(415)**	(499)	(264)	**(44)**	(60)	(39)
	Cash and cash equivalents	**(5,438)**	(4,585)	(3,246)	**(575)**	(555)	(477)
	Net debt	**12,125**	10,183	8,987	**1,283**	1,230	1,318

Rounding of figures may result in computational discrepancies.

44 Quarterly Report December 2008 - www.AngloGoldAshanti.com

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**815**	**786**	**881**	**2,779**	**81**	**101**	**128**	**337**
Vaal River								
Great Noligwa	54	61	94	213	5	8	14	26
Kopanang	116	96	111	391	12	12	16	47
Moab Khotsong	205	224	195	736	20	29	29	89
Tau Lekoa	39	41	45	146	4	5	7	18
Surface Operations	1	3	(1)	6	-	-	-	1
West Wits								
Mponeng	228	209	234	707	23	27	34	86
Savuka	25	20	24	89	2	3	4	11
TauTona	147	134	178	491	15	17	26	60
ARGENTINA	**39**	**28**	**49**	**135**	**4**	**4**	**7**	**16**
Cerro Vanguardia - Attributable 92.50%	36	26	45	125	4	3	7	15
Minorities and exploration	3	2	4	10	-	1	-	1
AUSTRALIA	**1,054**	**936**	**651**	**3,618**	**105**	**121**	**95**	**439**
Sunrise Dam	46	33	68	159	5	4	10	19
Boddington	1,007	904	580	3,457	100	116	85	419
Exploration	1	(1)	3	2	-	1	-	1
BRAZIL	**263**	**238**	**204**	**909**	**26**	**31**	**30**	**110**
AngloGold Ashanti Brasil Mineração	129	148	158	565	12	19	24	69
Serra Grande - Attributable 50%	66	44	22	168	7	6	3	20
Minorities, exploration and other	68	46	24	176	7	6	3	21
GHANA	**533**	**383**	**260**	**1,370**	**57**	**49**	**38**	**166**
Iduapriem	150	136	105	448	16	18	15	54
Obuasi	383	247	153	922	42	32	23	112
Minorities and exploration	-	-	2	-	-	(1)	-	-
GUINEA	**34**	**51**	**38**	**178**	**3**	**7**	**6**	**22**
Siguiri - Attributable 85%	29	44	32	151	2	6	5	18
Minorities and exploration	5	7	6	27	1	1	1	4
MALI	**30**	**8**	**26**	**61**	**3**	**1**	**4**	**7**
Morila - Attributable 40%	5	1	2	9	1	-	-	1
Sadiola - Attributable 38%	14	4	22	27	2	-	3	3
Yatela - Attributable 40%	11	3	2	23	1	-	-	3
NAMIBIA	**34**	**18**	**24**	**98**	**4**	**2**	**3**	**12**
Navachab	34	18	24	98	4	2	3	12
TANZANIA	**105**	**103**	**78**	**433**	**10**	**13**	**11**	**53**
Geita	105	103	78	433	10	13	11	53
USA	**37**	**45**	**33**	**221**	**3**	**6**	**5**	**27**
Cripple Creek & Victor	36	45	32	221	3	6	5	27
OTHER	**50**	**27**	**71**	**103**	**5**	**3**	**12**	**12**
ANGLOGOLD ASHANTI	**2,994**	**2,623**	**2,315**	**9,905**	**302**	**338**	**339**	**1,201**

Rounding of figures may result in computational discrepancies.

Development

for the quarter ended 31 December 2008

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	880	100	125.5	8.28	1,039	0.99	127.90
Kopanang Mine							
Vaal reef	6,721	952	21.8	64.17	1,399	4.47	91.68
Tau Lekoa Mine							
Ventersdorp Contact reef	1,739	76	113.4	8.01	908	-	-
Moab Khotsong Mine							
Vaal reef	4,404	428	131.8	17.48	2,304	1.05	125.36
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	46	-	-	-	-	-	-
Carbon Leader reef	2,238	78	17.0	127.65	2,170	1.90	31.74
Savuka Mine							
Carbon Leader reef	669	60	27.5	153.71	4,227	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,540	546	78.4	33.69	2,641	-	-
AUSTRALIA							
Sunrise Dam	889	889	-	3.67	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,294	392	919.0	4.53	-	-	-
Córrego do Sitio	947	203	-	2.50	-	-	-
Lamego	1,018	235	60.0	5.28	-	-	-
Serra Grande							
Mina III	947	203	-	2.50	-	-	-
GHANA							
Obuasi	5,835	2,662	470*	8.00	3,760	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	2,886	328	49.4	0.24	0.99	1.98	8.15
Kopanang Mine							
Vaal reef	22,050	3,123	8.6	1.87	1.34	8.94	6.39
Tau Lekoa Mine							
Ventersdorp Contact reef	5,705	249	44.6	0.23	0.87	-	-
Moab Khotsong Mine							
Vaal reef	14,447	1,404	51.9	0.51	2.20	2.10	9.08
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	152	-	-	-	-	-	-
Carbon Leader reef	7,343	256	6.7	3.72	2.08	3.80	2.12
Savuka Mine							
Carbon Leader reef	2,195	197	10.8	4.48	4.04	-	-
Mponeng Mine							
Ventersdorp Contact reef	14,894	1,791	30.9	0.98	2.53	-	-
AUSTRALIA							
Sunrise Dam	2,917	2,917	-	0.11	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,245	1,286	361.8	0.13	-	-	-
Córrego do Sitio	3,105	666	-	0.07	-	-	-
Lamego	3,340	771	23.6	0.15	-	-	-
Serra Grande							
Mina III	3,105	666	-	0.07	-	-	-
GHANA							
Obuasi	19,143	8,734	185*	0.23	3.60	-	-

* Average ore body width.

Key operating results
PER REGION & OPERATION

Metric	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**16,185**	**16,733**	**17,503**	**65,283**
Vaal River								
Great Noligwa	6.37	6.42	6.94	7.33	1,969	1,976	3,613	10,268
Kopanang	6.78	6.44	7.70	6.82	2,827	2,627	3,229	11,244
Moab Khotsong	9.03	9.37	9.12	9.31	2,194	2,127	726	5,965
Tau Lekoa	3.53	3.50	3.97	3.58	1,105	1,173	1,247	4,444
Surface Operations	0.42	0.36	0.46	0.36	848	773	920	2,864
West Wits								
Mponeng	9.45	10.16	9.26	10.02	4,492	5,113	4,223	18,672
Savuka	6.96	5.80	6.73	6.28	566	481	540	2,057
TauTona [1]	8.37	8.34	9.37	8.66	2,184	2,464	3,005	9,769
ARGENTINA					**1,752**	**1,350**	**1,597**	**4,799**
Cerro Vanguardia - Attributable 92.50%	7.44	6.25	6.88	5.44	1,752	1,350	1,597	4,799
AUSTRALIA					**2,651**	**3,590**	**4,673**	**13,477**
Sunrise Dam [2]	2.33	3.72	4.84	3.46	2,651	3,590	4,673	13,477
BRAZIL					**3,346**	**3,207**	**3,480**	**12,669**
AngloGold Ashanti Brasil Mineração [1]	7.77	8.28	7.84	7.62	2,596	2,583	2,826	9,960
Serra Grande [1] - Attributable 50%	8.00	7.64	6.65	7.58	750	624	654	2,709
GHANA					**4,823**	**4,428**	**3,998**	**17,328**
Iduapriem	1.83	1.79	1.90	1.76	1,761	1,566	1,387	6,221
Obuasi [1]	4.62	4.45	4.34	4.37	3,062	2,862	2,611	11,107
GUINEA					**2,533**	**2,235**	**2,567**	**10,350**
Siguiri - Attributable 85%	1.10	1.06	1.18	1.20	2,533	2,235	2,567	10,350
MALI					**3,489**	**3,003**	**3,536**	**12,707**
Morila - Attributable 40%	3.31	2.67	3.91	3.08	1,456	1,170	1,607	5,298
Sadiola - Attributable 38%	3.58	3.37	3.00	3.42	1,530	1,281	1,252	5,357
Yatela [3] - Attributable 40%	2.60	2.36	2.60	2.66	503	552	677	2,052
NAMIBIA					**614**	**540**	**624**	**2,126**
Navachab	1.53	1.43	1.61	1.43	614	540	624	2,126
TANZANIA					**1,614**	**2,296**	**1,801**	**8,203**
Geita	1.68	2.12	1.46	1.92	1,614	2,296	1,801	8,203
USA					**2,422**	**1,955**	**2,778**	**8,016**
Cripple Creek & Victor [3]	0.48	0.48	0.55	0.49	2,422	1,955	2,778	8,016
ANGLOGOLD ASHANTI					**39,429**	**39,336**	**42,556**	**154,958**
Underground Operations	6.72	6.84	6.96	6.89	21,679	21,737	22,505	85,025
Surface and Dump Reclamation	0.44	0.40	0.45	0.42	1,362	1,229	1,339	5,009
Open-pit Operations	2.01	2.15	2.33	2.12	13,240	13,573	15,047	53,930
Heap Leach Operations [4]	0.61	0.56	0.70	0.62	3,148	2,797	3,665	10,994
					39,429	**39,336**	**42,556**	**154,958**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.
[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**204**	**209**	**216**	**204**	**16,179**	**17,921**	**17,432**	**65,398**
Vaal River								
Great Noligwa	125	120	177	143	1,967	2,169	3,616	10,282
Kopanang	188	177	215	188	2,823	2,800	3,230	11,253
Moab Khotsong	231	232	145	204	2,192	2,178	726	5,966
Tau Lekoa	124	132	147	127	1,104	1,248	1,248	4,447
Surface Operations	1,157	1,054	1,399	1,021	847	807	920	2,867
West Wits								
Mponeng	289	327	267	296	4,496	5,511	4,181	18,720
Savuka	170	143	166	158	566	520	534	2,063
TauTona	209	223	243	214	2,184	2,687	2,976	9,800
ARGENTINA	**822**	**603**	**800**	**559**	**1,528**	**1,325**	**1,092**	**5,169**
Cerro Vanguardia - Attributable 92.50%	822	603	800	559	1,528	1,325	1,092	5,169
AUSTRALIA	**2,150**	**2,959**	**3,994**	**2,741**	**2,734**	**3,440**	**4,796**	**13,455**
Sunrise Dam	2,150	2,959	4,359	2,741	2,734	3,440	4,796	13,455
BRAZIL	**612**	**593**	**671**	**586**	**3,372**	**3,543**	**3,364**	**13,157**
AngloGold Ashanti Brasil Mineração	582	575	660	558	2,696	2,817	2,706	10,464
Serra Grande - Attributable 50%	745	680	722	716	676	726	658	2,693
GHANA	**290**	**267**	**224**	**260**	**4,720**	**4,433**	**3,869**	**17,204**
Iduapriem	679	604	525	600	1,717	1,583	1,384	6,230
Obuasi	218	204	171	197	3,003	2,850	2,485	10,974
GUINEA	**637**	**520**	**626**	**625**	**2,680**	**2,422**	**2,661**	**10,469**
Siguiri - Attributable 85%	637	520	626	625	2,680	2,422	2,661	10,469
MALI	**977**	**785**	**893**	**839**	**3,376**	**2,918**	**3,597**	**12,914**
Morila - Attributable 40%	1,021	757	1,041	873	1,438	1,183	1,729	5,446
Sadiola - Attributable 38%	1,102	894	808	931	1,459	1,210	1,166	5,418
Yatela - Attributable 40%	665	651	781	618	479	524	701	2,050
NAMIBIA	**373**	**370**	**415**	**368**	**643**	**518**	**644**	**2,128**
Navachab	373	370	415	368	643	518	644	2,128
TANZANIA	**254**	**362**	**269**	**329**	**1,638**	**2,457**	**2,059**	**8,088**
Geita	254	362	269	329	1,638	2,457	2,059	8,088
USA	**2,318**	**1,825**	**2,721**	**1,909**	**2,380**	**1,925**	**2,764**	**7,972**
Cripple Creek & Victor	2,318	1,825	2,721	1,909	2,380	1,925	2,764	7,972
ANGLOGOLD ASHANTI	**295**	**321**	**342**	**309**	**39,249**	**40,902**	**42,278**	**155,954**

Rounding of figures may result in computational discrepancies.

Key operating results

PER REGION & OPERATION

SA Rand / Metric	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**101,675**	**102,682**	**87,949**	**95,144**	**141,898**	**131,412**	**120,358**	**126,673**
Vaal River								
Great Noligwa	144,190	149,915	117,918	119,140	179,299	177,388	141,474	145,120
Kopanang	99,050	104,669	71,498	91,516	135,067	141,600	94,086	129,241
Moab Khotsong	101,180	78,689	150,648	102,216	166,260	168,658	358,141	170,693
Tau Lekoa	152,541	141,990	112,042	140,368	197,435	173,421	143,944	173,780
Surface Operations	116,749	127,742	77,719	116,290	123,411	135,813	83,260	124,038
West Wits								
Mponeng	71,022	72,238	66,025	65,365	85,700	92,238	85,608	84,523
Savuka	81,339	150,256	91,613	106,748	144,345	123,005	95,552	137,104
TauTona	103,961	110,722	77,572	97,483	186,583	113,079	120,443	135,160
ARGENTINA	**148,549**	**169,690**	**67,924**	**164,239**	**183,729**	**232,406**	**93,954**	**204,626**
Cerro Vanguardia - Attributable 92.50%	148,071	165,701	67,404	162,345	183,107	228,302	93,307	202,598
AUSTRALIA	**162,701**	**158,442**	**77,570**	**143,892**	**193,158**	**186,275**	**95,297**	**171,135**
Sunrise Dam	154,754	154,552	75,697	138,295	188,295	181,766	90,855	165,643
BRAZIL	**81,364**	**88,553**	**59,734**	**84,287**	**120,190**	**121,179**	**83,294**	**117,534**
AngloGold Ashanti Brasil Mineração	74,764	82,664	54,489	78,701	115,725	116,237	79,432	113,696
Serra Grande - Attributable 50%	82,975	80,959	63,381	77,872	114,416	109,668	80,962	104,690
GHANA	**211,561**	**154,931**	**100,758**	**156,712**	**253,243**	**194,219**	**187,314**	**198,480**
Iduapriem	184,109	140,977	90,069	141,662	205,867	162,809	142,865	164,300
Obuasi	227,350	169,796	106,434	171,223	280,492	219,100	210,918	224,223
GUINEA	**152,574**	**131,846**	**95,414**	**123,442**	**177,449**	**148,498**	**137,446**	**143,801**
Siguiri - Attributable 85%	152,574	131,846	95,414	123,442	177,449	148,498	137,446	143,801
MALI	**130,954**	**116,005**	**86,769**	**114,453**	**167,175**	**139,935**	**103,609**	**141,497**
Morila - Attributable 40%	122,592	115,396	76,254	111,128	146,612	134,074	90,194	131,341
Sadiola - Attributable 38%	123,137	99,175	91,160	106,486	186,097	134,129	109,626	148,948
Yatela - Attributable 40%	178,973	157,676	119,091	151,165	168,722	166,776	139,672	155,196
NAMIBIA	**163,164**	**134,832**	**114,627**	**142,795**	**186,190**	**145,989**	**120,359**	**160,623**
Navachab	163,164	134,832	114,627	142,795	186,190	145,989	120,359	160,623
TANZANIA	**294,552**	**174,455**	**156,518**	**193,392**	**342,695**	**225,670**	**207,723**	**245,414**
Geita	294,552	174,455	156,518	193,392	342,695	225,670	207,723	245,414
USA	**113,386**	**83,685**	**63,481**	**90,397**	**147,583**	**109,703**	**86,701**	**118,636**
Cripple Creek & Victor	102,980	80,496	60,401	83,448	137,163	106,494	83,611	111,667
ANGLOGOLD ASHANTI	**134,813**	**121,440**	**87,744**	**117,462**	**172,312**	**152,945**	**122,344**	**150,149**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm			
SOUTH AFRICA	**1,243**	**536**	**502**	**(253)**	**1,243**	**536**	**502**	**3,883**
Vaal River								
Great Noligwa	78	(28)	32	(430)	78	(28)	32	421
Kopanang	240	57	180	(132)	240	57	180	644
Moab Khotsong	114	(27)	(151)	(138)	114	(27)	(151)	95
Tau Lekoa	22	(16)	6	(230)	22	(16)	6	60
Surface Operations	81	19	61	43	81	19	61	177
West Wits								
Mponeng	594	382	263	772	594	382	263	1,887
Savuka	42	18	29	(8)	42	18	29	104
TauTona	72	130	83	(130)	72	130	83	495
ARGENTINA	**17**	**(129)**	**58**	**(260)**	**17**	**(129)**	**58**	**(104)**
Cerro Vanguardia - Attributable 92.50%	17	(114)	55	(231)	17	(114)	55	(87)
Minorities and exploration	-	(15)	3	(29)	-	(15)	3	(17)
AUSTRALIA	**88**	**(77)**	**228**	**(480)**	**88**	**(77)**	**228**	**256**
Sunrise Dam	88	(77)	228	(480)	88	(77)	228	256
BRAZIL	**415**	**239**	**277**	**472**	**415**	**239**	**277**	**1,252**
AngloGold Ashanti Brasil Mineração	271	137	178	129	271	137	178	776
Serra Grande - Attributable 50%	68	41	48	79	68	41	48	213
Minorities and exploration	76	61	51	264	76	61	51	263
GHANA	**(288)**	**(181)**	**(150)**	**(1,210)**	**(288)**	**(181)**	**(150)**	**(385)**
Iduapriem	26	(8)	11	(165)	26	(8)	11	147
Obuasi	(330)	(173)	(160)	(1,063)	(330)	(173)	(160)	(550)
Minorities and exploration	16	-	(1)	18	16	-	(1)	18
GUINEA	**142**	**79**	**44**	**222**	**142**	**79**	**44**	**601**
Siguiri - Attributable 85%	103	47	28	59	103	47	28	438
Minorities and exploration	39	32	16	163	39	32	16	163
MALI	**183**	**65**	**165**	**(252)**	**183**	**65**	**165**	**618**
Morila - Attributable 40% [1]	107	34	111	(20)	107	34	111	315
Sadiola - Attributable 38% [1]	47	33	44	(180)	47	33	44	222
Yatela - Attributable 40% [1]	29	(2)	10	(53)	29	(2)	10	81
NAMIBIA	**23**	**9**	**19**	**(12)**	**23**	**9**	**19**	**55**
Navachab	23	9	19	(12)	23	9	19	55
TANZANIA	**(570)**	**(350)**	**(110)**	**(1,545)**	**(570)**	**(350)**	**(110)**	**(1,054)**
Geita	(570)	(350)	(110)	(1,545)	(570)	(350)	(110)	(1,054)
USA	**195**	**92**	**190**	**155**	**195**	**92**	**190**	**601**
Cripple Creek & Victor	195	92	190	155	195	92	190	601
OTHER	**(24)**	**(34)**	**86**	**23**	**(24)**	**(34)**	**86**	**(102)**
SUB-TOTAL	**1,425**	**249**	**1,309**	**(3,140)**	**1,425**	**249**	**1,309**	**5,621**
Less equity accounted investments	**(184)**	**(65)**	**(263)**	**195**	**(184)**	**(65)**	**(263)**	**(549)**
ANGLOGOLD ASHANTI	**1,241**	**184**	**1,046**	**(2,945)**	**1,241**	**184**	**1,046**	**5,072**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**520**	**538**	**563**	**2,099**
Vaal River								
Great Noligwa	0.186	0.187	0.202	0.214	63	64	116	330
Kopanang	0.198	0.188	0.225	0.199	91	84	104	362
Moab Khotsong	0.263	0.273	0.266	0.271	71	68	23	192
Tau Lekoa	0.103	0.102	0.116	0.104	36	38	40	143
Surface Operations	0.012	0.010	0.013	0.011	27	25	30	92
West Wits								
Mponeng	0.276	0.296	0.270	0.292	144	164	136	600
Savuka	0.203	0.169	0.196	0.183	18	15	17	66
TauTona [1]	0.244	0.243	0.273	0.253	70	79	97	314
ARGENTINA					**56**	**43**	**51**	**154**
Cerro Vanguardia - Attributable 92.50%	0.217	0.182	0.201	0.159	56	43	51	154
AUSTRALIA					**85**	**115**	**150**	**433**
Sunrise Dam [2]	0.068	0.109	0.141	0.101	85	115	150	433
BRAZIL					**108**	**103**	**112**	**407**
AngloGold Ashanti Brasil Mineração [1]	0.227	0.242	0.229	0.222	83	83	91	320
Serra Grande [1] - Attributable 50%	0.233	0.223	0.194	0.221	24	20	21	87
GHANA					**155**	**142**	**129**	**557**
Iduapriem	0.053	0.052	0.055	0.051	57	50	45	200
Obuasi [1]	0.135	0.130	0.126	0.127	98	92	84	357
GUINEA					**81**	**72**	**83**	**333**
Siguiri - Attributable 85%	0.032	0.031	0.034	0.035	81	72	83	333
MALI					**112**	**97**	**114**	**409**
Morila - Attributable 40%	0.096	0.078	0.114	0.090	47	38	52	170
Sadiola - Attributable 38%	0.104	0.098	0.087	0.100	49	41	40	172
Yatela [3] - Attributable 40%	0.076	0.069	0.076	0.078	16	18	22	66
NAMIBIA					**20**	**17**	**20**	**68**
Navachab	0.045	0.042	0.047	0.042	20	17	20	68
TANZANIA					**52**	**74**	**58**	**264**
Geita	0.049	0.062	0.043	0.056	52	74	58	264
USA					**78**	**63**	**89**	**258**
Cripple Creek & Victor [3]	0.014	0.014	0.016	0.014	78	63	89	258
ANGLOGOLD ASHANTI					**1,268**	**1,265**	**1,368**	**4,982**
Undergound Operations	0.196	0.200	0.203	0.201	697	699	723	2,734
Surface and Dump Reclamation	0.013	0.012	0.013	0.012	44	40	43	161
Open-pit Operations	0.059	0.063	0.068	0.062	426	436	484	1,734
Heap leach Operations [4]	0.018	0.016	0.021	0.018	101	90	118	353
					1,268	**1,265**	**1,368**	**4,982**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.
[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**6.57**	**6.72**	**6.95**	**6.55**	**520**	**576**	**560**	**2,103**
Vaal River								
Great Noligwa	4.01	3.87	5.70	4.60	63	70	116	331
Kopanang	6.06	5.69	6.92	6.04	91	90	104	362
Moab Khotsong	7.44	7.45	4.66	6.55	70	70	23	192
Tau Lekoa	4.00	4.25	4.72	4.08	35	40	40	143
Surface Operations	37.19	33.89	44.98	32.82	27	26	30	92
West Wits								
Mponeng	9.31	10.50	8.58	9.53	145	177	134	602
Savuka	5.48	4.60	5.33	5.09	18	17	17	66
TauTona	6.73	7.17	7.80	6.89	70	86	96	315
ARGENTINA	**26.43**	**19.40**	**25.71**	**17.98**	**49**	**43**	**35**	**166**
Cerro Vanguardia - Attributable 92.50%	26.43	19.40	25.71	17.98	49	43	35	166
AUSTRALIA	**69.12**	**95.15**	**128.41**	**88.12**	**88**	**111**	**154**	**433**
Sunrise Dam	69.12	95.15	140.15	88.12	88	111	154	433
BRAZIL	**19.67**	**19.07**	**21.57**	**18.83**	**108**	**114**	**108**	**423**
AngloGold Ashanti Brasil Mineração	18.71	18.50	21.23	17.94	87	91	87	336
Serra Grande - Attributable 50%	23.95	21.86	23.21	23.04	22	23	21	87
GHANA	**9.32**	**8.57**	**7.19**	**8.35**	**152**	**143**	**124**	**553**
Iduapriem	21.83	19.41	16.87	19.30	55	51	44	200
Obuasi	7.01	6.57	5.51	6.34	97	92	80	353
GUINEA	**20.47**	**16.72**	**20.13**	**20.09**	**86**	**78**	**86**	**337**
Siguiri - Attributable 85%	20.47	16.72	20.13	20.09	86	78	86	337
MALI	**31.43**	**25.24**	**28.71**	**26.98**	**109**	**94**	**116**	**415**
Morila - Attributable 40%	32.84	24.34	33.47	28.05	46	38	56	175
Sadiola - Attributable 38%	35.44	28.74	25.98	29.95	47	39	37	174
Yatela - Attributable 40%	21.38	20.94	25.10	19.86	15	17	23	66
NAMIBIA	**12.00**	**11.91**	**13.34**	**11.83**	**21**	**17**	**21**	**68**
Navachab	12.00	11.91	13.34	11.83	21	17	21	68
TANZANIA	**8.16**	**11.63**	**8.66**	**10.58**	**53**	**79**	**66**	**260**
Geita	8.16	11.63	8.66	10.58	53	79	66	260
USA	**74.51**	**58.68**	**87.48**	**61.39**	**77**	**62**	**89**	**256**
Cripple Creek & Victor	74.51	58.68	87.48	61.39	77	62	89	256
ANGLOGOLD ASHANTI	**9.48**	**10.32**	**10.99**	**9.94**	**1,262**	**1,315**	**1,359**	**5,014**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**318**	**411**	**405**	**362**	**444**	**526**	**554**	**480**
Vaal River								
Great Noligwa	452	601	543	458	562	710	651	557
Kopanang	310	419	329	348	423	567	433	492
Moab Khotsong	317	316	693	379	520	677	1,640	632
Tau Lekoa	478	568	516	533	618	693	663	658
Surface Operations	366	513	357	440	387	545	383	469
West Wits								
Mponeng	222	289	304	249	268	368	394	323
Savuka	255	603	422	411	452	489	441	518
TauTona	325	444	357	374	584	451	554	509
ARGENTINA	**465**	**682**	**312**	**615**	**575**	**928**	**432**	**765**
Cerro Vanguardia - Attributable 92.50%	464	666	310	608	573	911	429	757
AUSTRALIA	**511**	**635**	**357**	**552**	**606**	**747**	**438**	**657**
Sunrise Dam	486	619	348	531	590	729	418	635
BRAZIL	**255**	**355**	**275**	**321**	**377**	**485**	**383**	**446**
AngloGold Ashanti Brasil Mineração	234	331	251	300	363	465	366	432
Serra Grande - Attributable 50%	260	324	292	294	359	439	372	394
GHANA	**663**	**637**	**463**	**594**	**793**	**795**	**859**	**754**
Iduapriem	577	563	414	525	645	651	655	611
Obuasi	712	677	489	633	879	874	967	834
GUINEA	**478**	**528**	**439**	**466**	**556**	**595**	**632**	**542**
Siguiri - Attributable 85%	478	528	439	466	556	595	632	542
MALI	**411**	**465**	**399**	**430**	**524**	**561**	**476**	**531**
Morila - Attributable 40%	385	463	351	419	460	538	415	495
Sadiola - Attributable 38%	386	398	419	399	583	538	504	554
Yatela - Attributable 40%	561	631	547	572	529	667	642	591
NAMIBIA	**512**	**539**	**527**	**534**	**584**	**583**	**554**	**601**
Navachab	512	539	527	534	584	583	554	601
TANZANIA	**921**	**699**	**722**	**728**	**1,071**	**904**	**956**	**929**
Geita	921	699	722	728	1,071	904	956	929
USA	**355**	**334**	**291**	**334**	**462**	**437**	**398**	**438**
Cripple Creek & Victor	322	321	277	309	429	424	384	413
ANGLOGOLD ASHANTI	**422**	**486**	**404**	**444**	**540**	**612**	**563**	**567**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m			
SOUTH AFRICA	**126**	**71**	**74**	**(55)**	**126**	**71**	**74**	**466**
Vaal River								
Great Noligwa	8	(3)	5	(55)	8	(3)	5	52
Kopanang	24	8	27	(22)	24	8	27	76
Moab Khotsong	12	(3)	(22)	(20)	12	(3)	(22)	9
Tau Lekoa	2	(2)	1	(30)	2	(2)	1	7
Surface Operations	8	3	9	4	8	3	9	21
West Wits								
Mponeng	60	50	39	87	60	50	39	227
Savuka	4	2	4	(2)	4	2	4	12
TauTona	7	17	12	(17)	7	17	12	62
ARGENTINA	**2**	**(16)**	**9**	**(34)**	**2**	**(16)**	**9**	**(14)**
Cerro Vanguardia - Attributable 92.50%	2	(15)	8	(30)	2	(15)	8	(12)
Minorities and exploration	-	(1)	1	(4)	-	(1)	1	(2)
AUSTRALIA	**9**	**(10)**	**34**	**(61)**	**9**	**(10)**	**34**	**32**
Sunrise Dam	9	(10)	34	(61)	9	(10)	34	32
BRAZIL	**42**	**31**	**41**	**53**	**42**	**31**	**41**	**152**
AngloGold Ashanti Brasil Mineração	27	18	26	12	27	18	26	94
Serra Grande - Attributable 50%	7	5	7	9	7	5	7	26
Minorities and exploration	8	8	8	32	8	8	8	32
GHANA	**(29)**	**(23)**	**(22)**	**(145)**	**(29)**	**(23)**	**(22)**	**(41)**
Iduapriem	3	(1)	2	(21)	3	(1)	2	19
Obuasi	(33)	(22)	(23)	(126)	(33)	(22)	(23)	(61)
Minorities and exploration	1	-	(1)	2	1	-	(1)	1
GUINEA	**14**	**10**	**7**	**27**	**14**	**10**	**7**	**75**
Siguiri - Attributable 85%	10	6	4	7	10	6	4	55
Minorities and exploration	4	4	3	20	4	4	3	20
MALI	**18**	**9**	**24**	**(34)**	**18**	**9**	**24**	**75**
Morila - Attributable 40% [1]	11	5	16	(4)	11	5	16	38
Sadiola - Attributable 38% [1]	5	4	7	(23)	5	4	7	27
Yatela - Attributable 40% [1]	3	-	1	(7)	3	-	1	10
NAMIBIA	**2**	**1**	**3**	**(2)**	**2**	**1**	**3**	**7**
Navachab	2	1	3	(2)	2	1	3	7
TANZANIA	**(58)**	**(44)**	**(16)**	**(181)**	**(58)**	**(44)**	**(16)**	**(119)**
Geita	(58)	(44)	(16)	(181)	(58)	(44)	(16)	(119)
USA	**20**	**12**	**28**	**16**	**20**	**12**	**28**	**73**
Cripple Creek & Victor	20	12	28	16	20	12	28	73
OTHER	**(3)**	**(4)**	**13**	**4**	**(3)**	**(4)**	**13**	**(13)**
SUB-TOTAL	**143**	**37**	**195**	**(412)**	**143**	**37**	**195**	**693**
Less equity accounted investments	**(18)**	**(9)**	**(40)**	**28**	**(18)**	**(9)**	**(40)**	**(67)**
ANGLOGOLD ASHANTI	**125**	**28**	**155**	**(384)**	**125**	**28**	**155**	**626**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA		Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined	- 000 m^2 / - 000 ft^2	58	59	91	265	625	637	982	2,849
Milled	- 000 tonnes / - 000 tons	309	308	521	1,400	341	339	574	1,543
Yield	- g/t / - oz/t	6.37	6.42	6.94	7.33	0.186	0.187	0.202	0.214
Gold produced	- kg / - oz (000)	1,969	1,976	3,613	10,268	63	64	116	330
Gold sold	- kg / oz (000)	1,967	2,169	3,616	10,282	63	70	116	331
Total cash costs	- R / - $ - ton milled	918	963	818	874	84	113	110	98
	- R/kg / - $/oz - produced	144,190	149,915	117,918	119,140	452	601	543	458
Total production costs	- R/kg / - $/oz - produced	179,299	177,388	141,474	145,120	562	710	651	557
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	191	188	238	181	6.14	6.05	7.64	5.82
Actual	- g / - oz	125	120	177	143	4.01	3.87	5.70	4.60
Target	- m^2 / - ft^2	5.04	5.07	5.25	4.89	54.30	54.59	56.47	52.68
Actual	- m^2 / - ft^2	3.68	3.60	4.48	3.69	39.59	38.80	48.19	39.70
FINANCIAL RESULTS (MILLION)									
Gold income		433	356	467	1,894	44	46	69	234
Cost of sales		353	374	512	1,491	36	48	76	184
Cash operating costs		282	295	424	1,217	28	38	63	150
Other cash costs		2	1	2	6	-	-	-	1
Total cash costs		284	296	426	1,223	29	38	63	151
Retrenchment costs		6	4	3	21	1	1	1	3
Rehabilitation and other non-cash costs		(1)	(6)	6	(4)	-	(1)	1	-
Production costs		289	294	436	1,241	29	38	64	153
Amortisation of tangible assets		64	57	75	249	6	7	11	31
Inventory change		-	24	-	1	-	3	-	-
		80	(19)	(45)	402	8	(2)	(7)	50
Realised non-hedge derivatives and other commodity contracts		(2)	(9)	76	(832)	-	(1)	11	(105)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		78	(28)	32	(430)	8	(3)	5	(55)
Add back accelerated settlement of non-hedge derivatives		-	-	-	736	-	-	-	93
Add realised loss on other commodity contracts		-	-	-	115	-	-	-	14
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives		78	(28)	32	421	8	(3)	5	52
Capital expenditure		54	61	94	213	5	8	14	26

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		105	99	114	408	1,134	1,067	1,224	4,392
Milled	- 000 tonnes	/ - 000 tons		417	408	419	1,649	460	450	462	1,818
Yield	- g/t	/ - oz/t		6.78	6.44	7.70	6.82	0.198	0.188	0.225	0.199
Gold produced	- kg	/ - oz (000)		2,827	2,627	3,229	11,244	91	84	104	362
Gold sold	- kg	/ oz (000)		2,823	2,800	3,230	11,253	91	90	104	362
Total cash costs	- R	/ - $	- ton milled	672	674	550	624	61	79	74	69
	- R/kg	/ - $/oz	- produced	99,050	104,669	71,498	91,516	310	419	329	348
Total production costs	- R/kg	/ - $/oz	- produced	135,067	141,600	94,086	129,241	423	567	433	492
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		217	216	238	204	6.97	6.95	7.65	6.56
Actual	- g	/ - oz		188	177	215	188	6.06	5.69	6.92	6.04
Target	- m^2	/ - ft^2		7.79	7.76	7.70	7.42	83.83	83.58	82.83	79.89
Actual	- m^2	/ - ft^2		7.02	6.67	7.58	6.81	75.57	71.84	81.64	73.35
FINANCIAL RESULTS (MILLION)											
Gold income				624	462	416	2,107	63	60	62	255
Cost of sales				381	391	304	1,454	38	50	45	178
Cash operating costs				278	273	229	1,023	28	35	34	125
Other cash costs				2	1	2	6	-	-	-	1
Total cash costs				280	275	231	1,029	28	35	34	126
Retrenchment costs				5	4	2	17	-	1	-	2
Rehabilitation and other non-cash costs				(1)	(2)	4	1	-	-	1	-
Production costs				284	278	238	1,047	29	36	35	128
Amortisation of tangible assets				98	94	66	406	10	12	10	50
Inventory change				-	19	-	1	-	2	-	-
				242	71	113	653	24	10	17	77
Realised non-hedge derivatives and other commodity contracts				(3)	(14)	67	(784)	-	(2)	10	(99)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				240	57	180	(132)	24	8	27	(22)
Add back accelerated settlement of non-hedge derivatives				-	-	-	669	-	-	-	84
Add realised loss on other commodity contracts				-	-	-	107	-	-	-	13
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				240	57	180	644	24	8	27	76
Capital expenditure				116	96	111	391	12	12	16	47

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		35	34	11	96	379	371	119	1,039
Milled	- 000 tonnes	/ - 000 tons		243	227	80	641	268	250	88	707
Yield	- g/t	/ - oz/t		9.03	9.37	9.12	9.31	0.263	0.273	0.266	0.271
Gold produced	- kg	/ - oz (000)		2,194	2,127	726	5,965	71	68	23	192
Gold sold	- kg	/ - oz (000)		2,192	2,178	726	5,966	70	70	23	192
Total cash costs	- R	/ - $	- ton milled	914	737	1,373	951	84	86	184	103
	- R/kg	/ - $/oz	- produced	101,180	78,689	150,648	102,216	317	316	693	379
Total production costs	- R/kg	/ - $/oz	- produced	166,260	168,658	358,141	170,693	520	677	1,640	632
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		166	164	190	154	5.33	5.27	6.10	4.96
Actual	- g	/ - oz		231	232	145	204	7.44	7.45	4.66	6.55
Target	- m²	/ - ft²		3.61	3.59	3.59	3.32	38.88	38.70	38.64	35.73
Actual	- m²	/ - ft²		3.72	3.76	2.21	3.30	40.02	40.45	23.83	35.49
FINANCIAL RESULTS (MILLION)											
Gold income				480	346	94	1,118	48	45	14	131
Cost of sales				364	368	260	1,018	37	47	38	121
Cash operating costs				221	166	109	606	22	21	16	72
Other cash costs				1	1	1	3	-	-	-	-
Total cash costs				222	167	109	610	22	22	16	73
Retrenchment costs				1	1	-	3	-	-	-	-
Rehabilitation and other non-cash costs				(8)	5	39	2	(1)	1	6	1
Production costs				214	173	148	615	22	22	22	73
Amortisation of tangible assets				150	185	112	403	15	24	16	48
Inventory change				-	9	-	-	-	1	-	-
				116	(22)	(166)	100	12	(3)	(24)	10
Realised non-hedge derivatives and other commodity contracts				(2)	(5)	15	(237)	-	(1)	2	(30)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				114	(27)	(151)	(138)	12	(3)	(22)	(20)
Add back accelerated settlement of non-hedge derivatives				-	-	-	201	-	-	-	25
Add realised loss on other commodity contracts				-	-	-	32	-	-	-	4
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives				114	(27)	(151)	95	12	(3)	(22)	9
Capital expenditure				205	224	195	736	20	29	29	89

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		57	63	62	239	618	680	669	2,573
Milled	- 000 tonnes	/ - 000 tons		313	335	314	1,243	345	369	347	1,370
Yield	- g/t	/ - oz/t		3.53	3.50	3.97	3.58	0.103	0.102	0.116	0.104
Gold produced	- kg	/ - oz (000)		1,105	1,173	1,247	4,444	36	38	40	143
Gold sold	- kg	/ oz (000)		1,104	1,248	1,248	4,447	35	40	40	143
Total cash costs	- R	/ - $	- ton milled	538	497	444	502	49	58	60	56
	- R/kg	/ - $/oz	- produced	152,541	141,990	112,042	140,368	478	568	516	533
Total production costs	- R/kg	/ - $/oz	- produced	197,435	173,421	143,944	173,780	618	693	663	658
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		162	160	168	152	5.22	5.14	5.42	4.89
Actual	- g	/ - oz		124	132	147	127	4.00	4.25	4.72	4.08
Target	- m^2	/ - ft^2		8.30	8.30	8.69	7.93	89.37	89.34	93.59	85.34
Actual	- m^2	/ - ft^2		6.46	7.12	7.32	6.82	69.58	76.68	78.83	73.46
FINANCIAL RESULTS (MILLION)											
Gold income				241	205	161	834	24	27	24	101
Cost of sales				218	216	180	773	22	28	27	94
Cash operating costs				168	166	139	621	17	21	21	76
Other cash costs				1	1	1	3	-	-	-	-
Total cash costs				169	167	140	624	17	21	21	76
Retrenchment costs				1	2	1	6	-	-	-	1
Rehabilitation and other non-cash costs				10	5	1	16	1	1	-	2
Production costs				180	173	142	646	18	22	21	79
Amortisation of tangible assets				38	30	38	127	4	4	6	15
Inventory change				-	12	-	-	-	2	-	-
				23	(11)	(19)	61	2	(1)	(3)	7
Realised non-hedge derivatives and other commodity contracts				(1)	(5)	25	(292)	-	(1)	4	(37)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				22	(16)	6	(230)	2	(2)	1	(30)
Add back accelerated settlement of non-hedge derivatives				-	-	-	290	-	-	-	37
Adjusted gross profit (loss) profit normalised for accelerated settlement of non-hedge derivatives				22	(16)	6	60	2	(2)	1	7
Capital expenditure				39	41	45	146	4	5	7	18

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
SURFACE OPERATIONS			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
Milled	- 000 tonnes	/ - 000 tons	2,039	2,150	2,005	7,922	2,248	2,370	2,210	8,733
Yield	- g/t	/ - oz/t	0.42	0.36	0.46	0.36	0.012	0.010	0.013	0.011
Gold produced	- kg	/ - oz (000)	848	773	920	2,864	27	25	30	92
Gold sold	- kg	/ - oz (000)	847	807	920	2,867	27	26	30	92
Total cash costs	- R	/ - $ - ton milled	49	46	36	42	4	5	5	5
	- R/kg	/ - $/oz - produced	116,749	127,742	77,719	116,290	366	513	357	440
Total production costs	- R/kg	/ - $/oz - produced	123,411	135,813	83,260	124,038	387	545	383	469
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	676	656	1,282	711	21.72	21.11	41.23	22.87
Actual	- g	/ - oz	1,157	1,054	1,399	1,021	37.19	33.89	44.98	32.82
FINANCIAL RESULTS (MILLION)										
Gold income			186	133	119	544	19	17	18	66
Cost of sales			105	110	77	355	11	14	11	43
Cash operating costs			99	99	71	333	10	13	11	40
Other cash costs			-	-	-	-	-	-	-	-
Total cash costs			99	99	71	333	10	13	11	40
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			99	99	71	333	10	13	11	40
Amortisation of tangible assets			6	6	5	22	1	1	1	3
Inventory change			-	5	-	-	-	1	-	-
			82	23	42	189	8	3	6	23
Realised non-hedge derivatives and other commodity contracts			(1)	(4)	19	(146)	-	(1)	3	(19)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			81	19	61	43	8	3	9	4
Add back accelerated settlement of non-hedge derivatives			-	-	-	134	-	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			81	19	61	177	8	3	9	21
Capital expenditure			1	3	(1)	6	-	-	-	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		90	92	76	359	963	990	816	3,859
Milled	- 000 tonnes	/ - 000 tons		475	503	456	1,863	524	555	503	2,054
Yield	- g/t	/ - oz/t		9.45	10.16	9.26	10.02	0.276	0.296	0.270	0.292
Gold produced	- kg	/ - oz (000)		4,492	5,113	4,223	18,672	144	164	136	600
Gold sold	- kg	/ - oz (000)		4,496	5,511	4,181	18,720	145	177	134	602
Total cash costs	- R	/ - $	- ton milled	671	734	611	655	61	86	82	73
	- R/kg	/ - $/oz	- produced	71,022	72,238	66,025	65,365	222	289	304	249
Total production costs	- R/kg	/ - $/oz	- produced	85,700	92,238	85,608	84,523	268	368	394	323
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		279	274	295	266	8.96	8.81	9.49	8.55
Actual	- g	/ - oz		289	327	267	296	9.31	10.50	8.58	9.53
Target	- m^2	/ - ft^2		5.59	5.59	5.81	5.44	60.13	60.19	62.53	58.51
Actual	- m^2	/ - ft^2		5.77	5.87	4.79	5.69	62.09	63.23	51.58	61.25
FINANCIAL RESULTS (MILLION)											
Gold income				954	931	564	3,403	96	121	83	414
Cost of sales				385	502	357	1,582	39	65	53	194
Cash operating costs				317	367	277	1,213	32	47	41	148
Other cash costs				2	2	2	7	-	-	-	1
Total cash costs				319	369	279	1,221	32	48	41	149
Retrenchment costs				1	2	1	8	-	-	-	1
Rehabilitation costs				6	9	(6)	20	1	1	(1)	2
Production costs				327	380	274	1,248	33	49	41	153
Amortisation of tangible assets				58	91	88	330	6	12	13	41
Inventory change				-	30	(4)	4	-	4	(1)	-
				569	430	207	1,820	57	56	31	220
Realised non-hedge derivatives and other commodity contracts				25	(48)	56	(1,049)	3	(7)	8	(133)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				594	382	263	772	60	50	39	87
Add back accelerated settlement of non-hedge derivatives				-	-	-	1,116	-	-	-	141
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				594	382	263	1,887	60	50	39	227
Capital expenditure				228	209	234	707	23	27	34	86

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		14	17	17	63	156	188	179	675
Milled	- 000 tonnes	/ - 000 tons		81	83	80	328	90	91	89	361
Yield	- g/t	/ - oz/t		6.96	5.80	6.73	6.28	0.203	0.169	0.196	0.183
Gold produced	- kg	/ - oz (000)		566	481	540	2,057	18	15	17	66
Gold sold	- kg	/ - oz (000)		566	520	534	2,063	18	17	17	66
Total cash costs	- R	/ - $	- ton milled	566	872	616	670	52	102	83	75
	- R/kg	/ - $/oz	- produced	81,339	150,256	91,613	106,748	255	603	422	411
Total production costs	- R/kg	/ - $/oz	- produced	144,345	123,005	95,552	137,104	452	489	441	518
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		158	160	127	156	5.07	5.15	4.09	5.01
Actual	- g	/ - oz		170	143	166	158	5.48	4.60	5.33	5.09
Target	- m^2	/ - ft^2		5.62	5.64	5.89	5.32	60.51	60.71	63.43	57.26
Actual	- m^2	/ - ft^2		4.37	5.20	5.09	4.83	47.01	55.99	54.84	51.95
FINANCIAL RESULTS (MILLION)											
Gold income				121	88	72	375	12	11	11	45
Cost of sales				82	65	51	283	8	8	8	34
Cash operating costs				46	72	49	218	5	9	7	27
Other cash costs				-	-	-	2	-	-	-	-
Total cash costs				46	72	49	220	5	9	7	27
Retrenchment costs				-	-	-	2	-	-	-	-
Rehabilitation and other non-cash costs				14	-	(1)	15	1	-	-	1
Production costs				60	73	49	236	6	9	7	29
Amortisation of tangible assets				22	(14)	3	46	2	(2)	-	5
Inventory change				-	6	(1)	1	-	1	-	-
				39	23	21	92	4	3	3	11
Realised non-hedge derivatives and other commodity contracts				3	(5)	8	(100)	-	(1)	1	(13)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				42	18	29	(8)	4	2	4	(2)
Add back accelerated settlement of non-hedge derivatives				-	-	-	112	-	-	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				42	18	29	104	4	2	4	12
Capital expenditure				25	20	24	89	2	3	4	11

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

TAUTONA			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	35	41	41	164	376	445	438	1,769
Milled	- 000 tonnes	/ - 000 tons	254	292	315	1,106	280	322	347	1,220
Yield	- g/t	/ - oz/t	8.37	8.34	9.37	8.66	0.244	0.243	0.273	0.253
Gold produced	- kg	/ - oz (000)	2,126	2,435	2,946	9,580	68	78	95	308
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	169	61	148	493	186	68	163	544
Yield	- g/t	/ - oz/t	0.34	0.46	0.40	0.38	0.010	0.013	0.012	0.011
Gold produced	- kg	/ - oz (000)	57	28	59	189	2	1	2	6
TOTAL										
Yield [1]	- g/t	/ - oz/t	8.37	8.34	9.37	8.66	0.244	0.243	0.273	0.253
Gold produced	- kg	/ - oz (000)	2,184	2,464	3,005	9,769	70	79	97	314
Gold sold	- kg	/ - oz (000)	2,184	2,687	2,976	9,800	70	86	96	315
Total cash costs	- R / - $	- ton milled	536	772	504	595	49	90	68	67
	- R/kg / - $/oz	- produced	103,961	110,722	77,572	97,483	325	444	357	374
Total production costs	- R/kg / - $/oz	- produced	186,583	113,079	120,443	135,160	584	451	554	509
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	243	253	316	234	7.81	8.13	10.17	7.51
Actual	- g	/ - oz	209	223	243	214	6.73	7.17	7.80	6.89
Target	- m²	/ - ft²	4.25	4.39	5.36	4.11	45.70	47.22	57.65	44.20
Actual	- m²	/ - ft²	3.34	3.74	3.28	3.60	36.00	40.26	35.35	38.79
FINANCIAL RESULTS (MILLION)										
Gold income			469	465	399	1,794	47	60	59	220
Cost of sales			407	306	358	1,324	41	39	53	160
Cash operating costs			225	271	231	947	23	35	34	117
Other cash costs			2	1	2	6	-	-	-	1
Total cash costs			227	273	233	952	23	35	35	117
Retrenchment costs			2	1	1	16	-	-	-	2
Rehabilitation and other non-cash costs			58	2	(7)	63	6	-	(1)	6
Production costs			286	276	227	1,032	29	36	34	126
Amortisation of tangible assets			121	2	135	289	12	-	20	34
Inventory change			-	27	(4)	4	-	4	(1)	-
			62	159	41	470	6	21	6	59
Realised non-hedge derivatives and other commodity contracts			11	(30)	42	(600)	1	(4)	6	(76)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			72	130	83	(130)	7	17	12	(17)
Add back accelerated settlement of non-hedge derivatives			-	-	-	625	-	-	-	79
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			72	130	83	495	7	17	12	62
Capital expenditure			147	134	178	491	15	17	26	60

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		5,397	5,421	6,222	22,902	5,949	5,976	6,859	25,245
Treated	- 000 tonnes	/ - 000 tons		235	216	232	883	260	238	256	973
Stripping ratio	- t (mined total-mined ore) / t mined ore			22.72	30.99	25.14	27.50	22.72	30.99	25.14	27.50
Yield	- g/t	/ - oz/t		7.44	6.25	6.88	5.44	0.217	0.182	0.201	0.159
Gold in ore	- kg	/ - oz (000)		1,822	1,439	1,675	5,070	59	46	54	163
Gold produced	- kg	/ - oz (000)		1,752	1,350	1,597	4,799	56	43	51	154
Gold sold	- kg	/ - oz (000)		1,528	1,325	1,092	5,169	49	43	35	166
Total cash costs	- R/kg	/ - $/oz	- produced	148,071	165,701	67,404	162,345	464	666	310	608
Total production costs	- R/kg	/ - $/oz	- produced	183,107	228,302	93,307	202,598	573	911	429	757
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		982	810	810	764	31.59	26.04	26.03	24.58
Actual	- g	/ - oz		822	603	800	559	26.43	19.40	25.71	17.98
FINANCIAL RESULTS (MILLION)											
Gold income				367	223	184	910	37	29	27	108
Cost of sales				313	306	105	1,002	31	39	16	120
Cash operating costs				229	201	91	682	23	26	13	82
Other cash costs				30	22	17	97	3	3	2	12
Total cash costs				259	224	108	779	26	29	16	94
Rehabilitation and other non-cash costs				6	47	5	54	1	6	1	7
Production costs				265	271	112	833	27	35	17	100
Amortisation of tangible assets				56	34	37	139	6	4	5	16
Inventory change				(8)	2	(44)	30	(1)	-	(6)	4
				55	(83)	78	(93)	6	(10)	12	(13)
Realised non-hedge derivatives and other commodity contracts				(38)	(31)	(23)	(139)	(4)	(4)	(3)	(17)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				17	(114)	55	(231)	2	(15)	8	(30)
Add back accelerated settlement of non-hedge derivatives				-	-	-	144	-	-	-	18
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives				17	(114)	55	(87)	2	(15)	8	(12)
Capital expenditure				36	26	45	125	4	3	7	15

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	246	152	104	668	271	167	114	736
Treated	- 000 tonnes	/ - 000 tons	179	129	116	513	197	142	128	566
Yield	- g/t	/ - oz/t	4.11	4.22	4.92	4.40	0.120	0.123	0.143	0.128
Gold produced	- kg	/ - oz (000)	736	544	572	2,261	24	18	18	73
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,638	1,719	2,242	9,146	2,142	2,249	2,933	11,963
Treated	- 000 tonnes	/ - 000 tons	824	818	847	3,239	908	902	934	3,570
Stripping ratio	- t (mined total-mined ore) / t mined ore		(21.82)	57.04	4.05	15.28	(21.82)	57.04	4.05	15.28
Yield	- g/t	/ - oz/t	2.33	3.72	4.84	3.46	0.068	0.109	0.141	0.101
Gold produced	- kg	/ - oz (000)	1,915	3,045	4,101	11,216	62	98	132	361
TOTAL										
Yield [1]	- g/t	/ - oz/t	2.33	3.72	4.84	3.46	0.068	0.109	0.141	0.101
Gold produced	- kg	/ - oz (000)	2,651	3,590	4,673	13,477	85	115	150	433
Gold sold	- kg	/ - oz (000)	2,734	3,440	4,796	13,455	88	111	154	433
Total cash costs	- R/kg	/ - $/oz - produced	154,754	154,552	75,697	138,295	486	619	348	531
Total production costs	- R/kg	/ - $/oz - produced	188,295	181,766	90,855	165,643	590	729	418	635
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,678	3,540	4,715	3,384	86.09	113.81	151.58	108.81
Actual	- g	/ - oz	2,150	2,959	4,359	2,741	69.12	95.15	140.15	88.12
FINANCIAL RESULTS (MILLION)										
Gold income			937	582	684	2,338	94	75	101	280
Cost of sales			504	634	494	2,226	51	82	73	274
Cash operating costs			394	534	333	1,787	40	69	49	220
Other cash costs			17	21	21	77	2	3	3	9
Total cash costs			410	555	354	1,864	41	71	52	230
Rehabilitation and other non-cash costs			4	3	(20)	10	-	-	(3)	1
Production costs			415	557	334	1,873	42	72	49	231
Amortisation of tangible assets			85	95	91	359	8	12	13	44
Inventory change			5	(18)	69	(7)	-	(2)	10	(1)
			433	(52)	191	112	44	(7)	28	6
Realised non-hedge derivatives and other commodity contracts			(345)	(25)	37	(592)	(35)	(3)	6	(66)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			88	(77)	228	(480)	9	(10)	34	(61)
Add back accelerated settlement of non-hedge derivatives			-	-	-	736	-	-	-	93
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			88	(77)	228	256	9	(10)	34	32
Capital expenditure			46	33	68	159	5	4	10	19

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	304	300	332	1,203	335	330	366	1,326
Treated	- 000 tonnes	/ - 000 tons	305	277	334	1,186	336	305	368	1,307
Yield	- g/t	/ - oz/t	7.77	8.28	7.84	7.62	0.227	0.242	0.229	0.222
Gold produced	- kg	/ - oz (000)	2,372	2,293	2,616	9,034	76	74	84	290
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,164	1,291	1,253	4,363	1,283	1,423	1,382	4,809
Placed [1]	- 000 tonnes	/ - 000 tons	46	71	51	225	50	78	56	248
Stripping ratio	- t (mined total-mined ore) / t mined ore		25.05	17.02	24.11	18.40	25.05	17.02	24.11	18.40
Yield [2]	- g/t	/ - oz/t	3.16	2.03	4.28	3.63	0.092	0.059	0.125	0.106
Gold placed [3]	- kg	/ - oz (000)	144	143	217	816	5	5	7	26
Gold produced	- kg	/ - oz (000)	224	289	210	926	7	9	7	30
TOTAL										
Yield [4]	- g/t	/ - oz/t	7.77	8.28	7.84	7.62	0.227	0.242	0.229	0.222
Gold produced	- kg	/ - oz (000)	2,596	2,583	2,826	9,960	83	83	91	320
Gold sold	- kg	/ - oz (000)	2,696	2,817	2,706	10,464	87	91	87	336
Total cash costs	- R/kg	/ - $/oz - produced	74,764	82,664	54,489	78,701	234	331	251	300
Total production costs	- R/kg	/ - $/oz - produced	115,725	116,237	79,432	113,696	363	465	366	432
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	534	597	719	558	17.17	19.18	23.10	17.93
Actual	- g	/ - oz	582	575	660	558	18.71	18.50	21.23	17.94
FINANCIAL RESULTS (MILLION)										
Gold income			673	442	303	1,673	68	57	45	200
Cost of sales			323	316	225	1,165	33	41	33	142
Cash operating costs			187	207	149	759	19	27	22	93
Other cash costs			7	7	5	25	1	1	1	3
Total cash costs			194	214	154	784	20	28	23	96
Rehabilitation and other non-cash costs			(5)	1	(3)	(3)	-	-	-	-
Production costs			189	214	151	781	19	28	22	96
Amortisation of tangible assets			111	86	74	351	11	11	11	42
Inventory change			23	16	1	32	2	2	-	4
			350	126	78	509	35	16	12	58
Realised non-hedge derivatives and other commodity contracts			(79)	11	100	(380)	(8)	1	15	(46)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			271	137	178	129	27	18	26	12
Add back accelerated settlement of non-hedge derivatives			-	-	-	647	-	-	-	82
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			271	137	178	776	27	18	26	94
Capital expenditure			129	148	158	565	12	19	24	69

[1] Tonnes / Tons placed onto leach pad.   [4] Total yield represents underground operations.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%	Metric unit	Imperial unit	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	86	84	93	334	94	93	103	368
Treated	- 000 tonnes	/ - 000 tons	86	70	82	310	95	77	90	341
Yield	- g/t	/ - oz/t	8.00	7.64	6.65	7.58	0.233	0.223	0.194	0.221
Gold produced	- kg	/ - oz (000)	686	533	542	2,349	22	17	17	76
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	218	228	139	764	241	251	153	843
Treated	- 000 tonnes	/ - 000 tons	16	21	19	86	18	24	21	95
Stripping ratio	- t (mined total-mined ore) / t mined ore		8.11	7.95	7.44	6.73	8.11	7.95	7.44	6.73
Yield	- g/t	/ - oz/t	3.92	4.24	6.02	4.20	0.114	0.124	0.176	0.122
Gold in ore	- kg	/ - oz (000)	71	111	120	404	2	4	4	13
Gold produced	- kg	/ - oz (000)	64	91	112	360	2	3	4	12
TOTAL										
Yield [1]	- g/t	/ - oz/t	8.00	7.64	6.65	7.58	0.233	0.223	0.194	0.221
Gold produced	- kg	/ - oz (000)	750	624	654	2,709	24	20	21	87
Gold sold	- kg	/ - oz (000)	676	726	658	2,693	22	23	21	87
Total cash costs	- R/kg	/ - $/oz - produced	82,975	80,959	63,381	77,872	260	324	292	294
Total production costs	- R/kg	/ - $/oz - produced	114,416	109,668	80,962	104,690	359	439	372	394
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	690	734	685	705	22.18	23.59	22.03	22.67
Actual	- g	/ - oz	745	680	722	716	23.95	21.86	23.21	23.04
FINANCIAL RESULTS (MILLION)										
Gold income			150	119	79	450	15	15	12	54
Cost of sales			79	77	50	280	8	10	7	34
Cash operating costs			58	46	38	196	6	6	6	24
Other cash costs			4	4	3	15	-	1	-	2
Total cash costs			62	51	41	211	6	7	6	26
Rehabilitation and other non-cash costs			-	1	1	1	-	-	-	-
Production costs			63	51	42	212	6	7	6	26
Amortisation of tangible assets			23	17	11	72	2	2	2	9
Inventory change			(7)	9	(3)	(4)	(1)	1	-	-
			71	42	28	170	7	6	4	20
Realised non-hedge derivatives and other commodity contracts			(3)	(1)	20	(91)	-	-	3	(11)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			68	41	48	79	7	5	7	9
Add back accelerated settlement of non-hedge derivatives			-	-	-	134	-	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			68	41	48	213	7	5	7	26
Capital expenditure			66	44	22	168	7	6	3	20

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,997	4,292	5,285	17,397	5,508	4,731	5,825	19,177
Treated	- 000 tonnes	/ - 000 tons	964	874	729	3,535	1,063	963	804	3,897
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.15	4.52	4.72	3.86	4.15	4.52	4.72	3.86
Yield	- g/t	/ - oz/t	1.83	1.79	1.90	1.76	0.053	0.052	0.055	0.051
Gold in ore	- kg	/ - oz (000)	1,189	1,470	1,491	5,916	38	47	48	190
Gold produced	- kg	/ - oz (000)	1,761	1,566	1,387	6,221	57	50	45	200
Gold sold	- kg	/ - oz (000)	1,717	1,583	1,384	6,230	55	51	44	200
Total cash costs	- R/kg	/ - $/oz - produced	184,109	140,977	90,069	141,662	577	563	414	525
Total produced costs	- R/kg	/ - $/oz - produced	205,867	162,809	142,865	164,300	645	651	655	611
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	718	704	679	672	23.07	22.65	21.83	21.61
Actual	- g	/ - oz	679	604	525	600	21.83	19.41	16.87	19.30
FINANCIAL RESULTS (MILLION)										
Gold income			358	325	213	1,356	36	41	31	165
Cost of sales			352	256	195	1,007	36	33	29	121
Cash operating costs			306	209	116	830	31	27	17	99
Other cash costs			18	12	8	52	2	1	1	6
Total cash costs			324	221	125	881	33	28	18	105
Rehabilitation and other non-cash costs			(1)	(1)	54	3	-	-	8	-
Production costs			323	220	179	884	33	28	26	105
Amortisation of tangible assets			39	35	19	138	4	5	3	17
Inventory change			(11)	1	(3)	(15)	(1)	-	-	(1)
			6	69	18	349	1	9	3	44
Realised non-hedge derivatives and other commodity contracts			20	(77)	(7)	(514)	2	(9)	(1)	(65)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			26	(8)	11	(165)	3	(1)	2	(21)
Add back accelerated settlement of non-hedge derivatives			-	-	-	312	-	-	-	39
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			26	(8)	11	147	3	(1)	2	19
Capital expenditure			150	136	105	448	16	18	15	54

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI				Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		517	494	451	1,923	570	545	497	2,119
Treated	- 000 tonnes	/ - 000 tons		564	546	519	2,096	622	602	572	2,311
Yield	- g/t	/ - oz/t		4.62	4.45	4.34	4.37	0.135	0.130	0.126	0.127
Gold produced	- kg	/ - oz (000)		2,605	2,434	2,250	9,151	84	78	72	294
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		883	867	834	3,455	974	956	919	3,808
Yield	- g/t	/ - oz/t		0.52	0.49	0.43	0.57	0.015	0.014	0.013	0.017
Gold produced	- kg	/ - oz (000)		457	428	361	1,956	15	14	12	63
TOTAL											
Yield [1]	- g/t	/ - oz/t		4.62	4.45	4.34	4.37	0.135	0.130	0.126	0.127
Gold produced	- kg	/ - oz (000)		3,062	2,862	2,611	11,107	98	92	84	357
Gold sold	- kg	/ - oz (000)		3,003	2,850	2,485	10,974	97	92	80	353
Total cash costs	- R/kg	/ - $/oz	- produced	227,350	169,796	106,434	171,223	712	677	489	633
Total production costs	- R/kg	/ - $/oz	- produced	280,492	219,100	210,918	224,223	879	874	967	834
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		219	212	336	211	7.03	6.82	10.79	6.79
Actual	- g	/ - oz		218	204	171	197	7.01	6.57	5.51	6.34
FINANCIAL RESULTS (MILLION)											
Gold income				611	612	388	2,626	62	78	57	321
Cost of sales				984	621	534	2,591	99	80	79	308
Cash operating costs				666	464	262	1,809	67	60	39	215
Other cash costs				31	22	16	93	3	3	2	11
Total cash costs				696	486	278	1,902	70	62	41	226
Retrenchment costs				-	-	78	-	-	-	12	-
Rehabilitation and other non-cash costs				(23)	13	120	16	(2)	2	18	3
Production costs				673	499	476	1,918	68	64	70	229
Amortisation of tangible assets				186	128	75	572	19	16	11	69
Inventory change				125	(6)	(17)	101	13	(1)	(3)	10
				(374)	(9)	(145)	35	(38)	(2)	(21)	13
Realised non-hedge derivatives and other commodity contracts				43	(164)	(15)	(1,098)	4	(20)	(2)	(139)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(330)	(173)	(160)	(1,063)	(33)	(22)	(23)	(126)
Add back accelerated settlement of non-hedge derivatives				-	-	-	513	-	-	-	65
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives				(330)	(173)	(160)	(550)	(33)	(22)	(23)	(61)
Capital expenditure				383	247	153	922	42	32	23	112

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,887	4,783	5,887	24,131	6,489	5,273	6,489	26,600
Treated	- 000 tonnes	/ - 000 tons	2,303	2,109	2,181	8,612	2,539	2,325	2,404	9,493
Stripping ratio	- t (mined total-mined ore) / t mined ore		0.95	0.92	1.20	1.13	0.95	0.92	1.20	1.13
Yield	- g/t	/ - oz/t	1.10	1.06	1.18	1.20	0.032	0.031	0.034	0.035
Gold produced	- kg	/ - oz (000)	2,533	2,235	2,567	10,350	81	72	83	333
Gold sold	- kg	/ - oz (000)	2,680	2,422	2,661	10,469	86	78	86	337
Total cash costs	- R/kg	/ - $/oz - produced	152,574	131,846	95,414	123,442	478	528	439	466
Total production costs	- R/kg	/ - $/oz - produced	177,449	148,498	137,446	143,801	556	595	632	542
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	448	462	313	502	14.41	14.86	10.05	16.13
Actual	- g	/ - oz	637	520	626	625	20.47	16.72	20.13	20.09
FINANCIAL RESULTS (MILLION)										
Gold income			561	508	411	2,297	57	65	61	282
Cost of sales			487	353	374	1,514	49	46	55	183
Cash operating costs			329	251	189	1,054	33	32	28	127
Other cash costs			58	44	56	224	6	6	8	28
Total cash costs			386	295	245	1,278	39	38	36	155
Rehabilitation and other non-cash costs			(11)	(2)	44	11	(1)	-	6	2
Production costs			375	293	289	1,289	38	38	43	157
Amortisation of tangible assets			74	39	64	200	7	5	9	24
Inventory change			37	21	21	26	4	3	3	3
			74	155	38	783	7	20	6	99
Realised non-hedge derivatives and other commodity contracts			29	(108)	(10)	(724)	3	(13)	(1)	(92)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			103	47	28	59	10	6	4	7
Add back accelerated settlement of non-hedge derivatives			-	-	-	379	-	-	-	48
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			103	47	28	438	10	6	4	55
Capital expenditure			29	44	32	151	2	6	5	18

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40% [1]			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	608	718	1,053	2,890	795	939	1,377	3,781
Mined	- 000 tonnes	/ - 000 tons	1,664	1,996	2,680	7,952	1,834	2,201	2,954	8,766
Treated	- 000 tonnes	/ - 000 tons	440	439	411	1,718	485	484	453	1,893
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.97	3.23	2.98	3.00	2.97	3.23	2.98	3.00
Yield	- g/t	/ - oz/t	3.31	2.67	3.91	3.08	0.096	0.078	0.114	0.090
Gold produced	- kg	/ - oz (000)	1,456	1,170	1,607	5,298	47	38	52	170
Gold sold	- kg	/ - oz (000)	1,438	1,183	1,729	5,446	46	38	56	175
Total cash costs	- R/kg	/ - $/oz - produced	122,592	115,396	76,254	111,128	385	463	351	419
Total production costs	- R/kg	/ - $/oz - produced	146,612	134,074	90,194	131,341	460	538	415	495
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,180	1,157	1,383	1,123	37.93	37.20	44.45	36.10
Actual	- g	/ - oz	1,021	757	1,041	873	32.84	24.34	33.47	28.05
FINANCIAL RESULTS (MILLION)										
Gold income			321	190	256	690	32	25	38	82
Cost of sales			215	156	145	710	22	20	21	86
Cash operating costs			152	117	102	503	15	15	15	61
Other cash costs			26	18	20	86	3	2	3	10
Total cash costs			179	135	123	589	18	17	18	71
Rehabilitation and other non-cash costs			(1)	-	(3)	(1)	-	-	-	-
Production costs			177	135	120	588	18	17	18	71
Amortisation of tangible assets			36	22	25	108	4	3	4	13
Inventory change			1	(1)	-	14	-	-	-	2
			107	34	111	(20)	11	5	16	(4)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			107	34	111	(20)	11	5	16	(4)
Add back accelerated settlement of non-hedge derivatives			-	-	-	335	-	-	-	42
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			107	34	111	315	11	5	16	38
Capital expenditure			5	1	2	9	1	-	-	1

[1] Morila is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38% [1]			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,251	944	1,487	4,742	1,636	1,235	1,945	6,203
Mined	- 000 tonnes	/ - 000 tons	2,447	1,831	2,834	9,158	2,698	2,018	3,124	10,095
Treated	- 000 tonnes	/ - 000 tons	428	380	418	1,564	471	419	460	1,724
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.02	4.22	3.45	2.95	3.02	4.22	3.45	2.95
Yield	- g/t	/ - oz/t	3.58	3.37	3.00	3.42	0.104	0.098	0.087	0.100
Gold produced	- kg	/ - oz (000)	1,530	1,281	1,252	5,357	49	41	40	172
Gold sold	- kg	/ - oz (000)	1,459	1,210	1,166	5,418	47	39	37	174
Total cash costs	- R/kg	/ - $/oz - produced	123,137	99,175	91,160	106,486	386	398	419	399
Total production costs	- R/kg	/ - $/oz - produced	186,097	134,129	109,626	148,948	583	538	504	554
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	791	751	1,185	720	25.42	24.16	38.09	23.15
Actual	- g	/ - oz	1,102	894	808	931	35.44	28.74	25.98	29.95
FINANCIAL RESULTS (MILLION)										
Gold income			321	198	175	619	32	26	26	73
Cost of sales			273	165	130	799	28	21	19	96
Cash operating costs			159	109	99	482	16	14	15	58
Other cash costs			29	19	15	88	3	2	2	11
Total cash costs			188	127	114	570	19	16	17	69
Rehabilitation and other non-cash costs			13	(5)	14	9	1	(1)	2	1
Production costs			202	122	128	579	20	16	19	69
Amortisation of tangible assets			83	49	9	219	8	6	1	26
Inventory change			(11)	(7)	(7)	1	(1)	(1)	(1)	-
			47	33	44	(180)	5	4	7	(23)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			47	33	44	(180)	5	4	7	(23)
Add back accelerated settlement of non-hedge derivatives			-	-	-	402	-	-	-	51
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			47	33	44	222	5	4	7	27
Capital expenditure			14	4	22	27	2	-	3	3

[1] Sadiola is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40% [1]			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	977	913	1,374	4,061	1,077	1,007	1,515	4,476
Placed [2]	- 000 tonnes	/ - 000 tons	305	214	349	1,088	336	235	385	1,200
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.15	4.38	9.21	7.09	5.15	4.38	9.21	7.09
Yield [3]	- g/t	/ - oz/t	2.60	2.36	2.60	2.66	0.076	0.069	0.076	0.078
Gold placed [4]	- kg	/ - oz (000)	793	504	905	2,895	25	16	29	93
Gold produced	- kg	/ - oz (000)	503	552	677	2,052	16	18	22	66
Gold sold	- kg	/ - oz (000)	479	524	701	2,050	15	17	23	66
Total cash costs	- R/kg	/ - $/oz - produced	178,973	157,676	119,091	151,165	561	631	547	572
Total production costs	- R/kg	/ - $/oz - produced	168,722	166,776	139,672	155,196	529	667	642	591
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	573	488	776	634	18.41	15.68	24.94	20.39
Actual	- g	/ - oz	665	651	781	618	21.38	20.94	25.10	19.86
FINANCIAL RESULTS (MILLION)										
Gold income			106	85	104	259	11	11	15	31
Cost of sales			77	88	95	312	8	11	14	38
Cash operating costs			80	79	72	277	8	10	11	34
Other cash costs			10	8	8	33	1	1	1	4
Total cash costs			90	87	81	310	9	11	12	38
Rehabilitation and other non-cash costs			(11)	1	8	(10)	(1)	-	1	(1)
Production costs			79	88	89	300	8	11	13	37
Amortisation of tangible assets			6	4	6	18	1	1	1	2
Inventory change			(8)	(4)	-	(7)	(1)	(1)	-	(1)
			29	(2)	10	(53)	3	-	1	(7)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			29	(2)	10	(53)	3	-	1	(7)
Add back accelerated settlement of non-hedge derivatives			-	-	-	134	-	-	-	17
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			29	(2)	10	81	3	-	1	10
Capital expenditure			11	3	2	23	1	-	-	3

[1] Yatela is an equity accounted joint venture.

[2] Tonnes / Tons placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	744	842	661	2,956	973	1,101	864	3,867
Mined	- 000 tonnes	/ - 000 tons	1,997	2,272	1,768	7,864	2,201	2,504	1,949	8,669
Treated	- 000 tonnes	/ - 000 tons	401	377	388	1,481	442	415	428	1,633
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.84	4.65	3.97	5.39	3.84	4.65	3.97	5.39
Yield	- g/t	/ - oz/t	1.53	1.43	1.61	1.43	0.045	0.042	0.047	0.042
Gold produced	- kg	/ - oz (000)	614	540	624	2,126	20	17	20	68
Gold sold	- kg	/ - oz (000)	643	518	644	2,128	21	17	21	68
Total cash costs	- R/kg	/ - $/oz - produced	163,164	134,832	114,627	142,795	512	539	527	534
Total production costs	- R/kg	/ - $/oz - produced	186,190	145,989	120,359	160,623	584	583	554	601
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	539	488	458	485	17.31	15.70	14.73	15.60
Actual	- g	/ - oz	373	370	415	368	12.00	11.91	13.34	11.83
FINANCIAL RESULTS (MILLION)										
Gold income			141	85	96	327	14	11	14	39
Cost of sales			118	76	77	339	12	10	11	41
Cash operating costs			95	70	68	288	10	9	10	35
Other cash costs			5	3	3	16	1	-	-	2
Total cash costs			100	73	71	304	10	9	11	37
Rehabilitation and other non-cash costs			5	(1)	(8)	4	1	-	(1)	-
Production costs			105	72	64	307	11	9	9	37
Amortisation of tangible assets			9	7	11	34	1	1	2	4
Inventory change			4	(3)	2	(2)	-	-	-	-
			23	9	19	(12)	2	1	3	(2)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			23	9	19	(12)	2	1	3	(2)
Add back accelerated settlement of non-hedge derivatives			-	-	-	67	-	-	-	8
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			23	9	19	55	2	1	3	7
Capital expenditure			34	18	24	98	4	2	3	12

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA		Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	4,934	4,659	6,307	19,829	6,454	6,093	8,249	25,936
Mined	- 000 tonnes / - 000 tons	13,728	12,119	16,460	52,794	15,132	13,359	18,144	58,195
Treated	- 000 tonnes / - 000 tons	963	1,084	1,230	4,270	1,061	1,195	1,356	4,707
Stripping ratio	- t (mined total-mined ore) / t mined ore	12.11	9.27	8.65	9.69	12.11	9.27	8.65	9.69
Yield	- g/t / - oz/t	1.68	2.12	1.46	1.92	0.049	0.062	0.043	0.056
Gold produced	- kg / - oz (000)	1,614	2,296	1,801	8,203	52	74	58	264
Gold sold	- kg / - oz (000)	1,638	2,457	2,059	8,088	53	79	66	260
Total cash costs	- R/kg / - $/oz - produced	294,552	174,455	156,518	193,392	921	699	722	728
Total production costs	- R/kg / - $/oz - produced	342,695	225,670	207,723	245,414	1,071	904	956	929
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	482	495	819	445	15.50	15.92	26.32	14.31
Actual	- g / - oz	254	362	269	329	8.16	11.63	8.66	10.58
FINANCIAL RESULTS (MILLION)									
Gold income		360	397	111	2,628	36	51	16	328
Cost of sales		930	747	410	2,534	94	95	61	301
Cash operating costs		453	376	265	1,500	46	48	39	181
Other cash costs		13	16	11	56	1	2	2	7
Total cash costs		466	392	276	1,555	47	51	41	188
Rehabilitation and other non-cash costs		(41)	7	35	(23)	(4)	1	5	(2)
Production costs		425	400	311	1,533	43	51	46	186
Amortisation of tangible assets		119	110	57	449	12	14	8	55
Inventory change		386	237	42	552	39	30	6	60
		(570)	(350)	(299)	94	(58)	(44)	(44)	27
Realised non-hedge derivatives and other commodity contracts		-	-	189	(1,639)	-	-	28	(207)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts		(570)	(350)	(110)	(1,545)	(58)	(44)	(16)	(181)
Add back accelerated settlement of non-hedge derivatives		-	-	-	491	-	-	-	62
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives		(570)	(350)	(110)	(1,054)	(58)	(44)	(16)	(119)
Capital expenditure		105	103	78	433	10	13	11	53

Rounding of figures may result in computational discrepancies.

CRIPPLE CREEK & VICTOR			Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008	Quarter ended December 2008	Quarter ended September 2008	Quarter ended December 2007	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	11,571	11,271	12,337	46,330	12,755	12,424	13,599	51,071
Placed [1]	- 000 tonnes	/ - 000 tons	5,511	5,741	5,452	22,149	6,075	6,329	6,010	24,415
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.16	1.08	1.22	1.12	1.16	1.08	1.22	1.12
Yield [2]	- g/t	/ - oz/t	0.48	0.48	0.55	0.49	0.014	0.014	0.016	0.014
Gold placed [3]	- kg	/ - oz (000)	2,641	2,729	2,993	10,784	85	88	96	347
Gold produced	- kg	/ - oz (000)	2,422	1,955	2,778	8,016	78	63	89	258
Gold sold	- kg	/ - oz (000)	2,380	1,925	2,764	7,972	77	62	89	256
Total cash costs [4]	- R/kg	/ - $/oz - produced	102,980	80,496	60,401	83,448	322	321	277	309
Total production costs	- R/kg	/ - $/oz - produced	137,163	106,494	83,611	111,667	429	424	384	413
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,440	2,458	2,467	2,210	78.44	79.02	79.32	71.06
Actual	- g	/ - oz	2,318	1,825	2,721	1,909	74.51	58.68	87.48	61.39
FINANCIAL RESULTS (MILLION)										
Gold income			531	303	280	1,984	53	39	41	240
Cost of sales			332	208	232	895	33	27	34	106
Cash operating costs			328	266	200	1,054	33	34	29	127
Other cash costs			1	17	(4)	38	-	2	(1)	5
Total cash costs			329	283	196	1,092	33	36	29	132
Rehabilitation and other non-cash costs			29	18	19	67	3	2	3	8
Production costs			357	301	215	1,158	36	39	32	140
Amortisation of tangible assets			71	61	57	243	7	8	8	30
Inventory change			(96)	(153)	(39)	(506)	(10)	(20)	(6)	(63)
			198	94	48	1,089	20	12	7	134
Realised non-hedge derivatives and other commodity contracts			(3)	(2)	143	(934)	-	-	21	(118)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			195	92	190	155	20	12	28	16
Add back accelerated settlement of non-hedge derivatives			-	-	-	446	-	-	-	56
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			195	92	190	601	20	12	28	73
Capital expenditure			36	45	32	221	3	6	5	27

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Shareholders' **notice board**

Diary:

Financial year-end		31 December
Annual financial statements	posting on or about	23 March 2009
Annual general meeting	11:00 SA time	14 May 2009
Quarterly reports released:		
Quarter ended 31 March 2009		15 May 2009
Quarter ended 30 June 2009		31 July 2009
Quarter ended 30 September 2009		2 November 2009
Quarter ended 31 December 2009		*11 February 2010

Dividends / Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Interim – No. 104	30 July 2008	15 August 2008	29 August 2008	8 September 2008
Final – No. 105	6 February 2009	27 February 2009	13 March 2009	23 March 2009*
Interim – No. 106	29 July 2009	14 August 2008*	28 August 2008*	7 September 2008*

* Approximate dates.

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman †
J H Mensah †
W A Nairn
Prof W L Nkuhlu
S M Pityana

* British   # American   † Ghanaian
~ Australian

Officers
Company Secretary: Ms L Eatwell

Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com

Renee Beyers
Telephone: +27 11 637 6302
Fax: +27 11 637 6400
E-mail: rbeyers@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 9, 2009

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary